Filed Pursuant to Rule 424(b)(3)

Registration No. 333-260568

PROSPECTUS SUPPLEMENT NO. 9

(To the Prospectus dated April 6, 2022)

UP TO 15,660,417 SHARES OF COMMON STOCK

AND

UP TO 89,627,117 SHARES OF COMMON STOCK

UP TO 6,316,667 REDEEMABLE WARRANTS

OFFERED BY THE SELLING SECURITY HOLDERS

OF

ENJOY TECHNOLOGY, INC.

This prospectus supplement supplements the prospectus, dated April 6, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-260568). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 30, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 15,660,417 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 6,316,667 shares of Common Stock that are issuable upon the exercise of 6,316,667 warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering of Marquee Raine Acquisition Corp., a Cayman Islands exempted company (“MRAC” and, after the Domestication, “Enjoy Technology, Inc.”) by the holders thereof and (ii) up to 9,343,750 shares of Common Stock that are issuable upon the exercise of 9,343,750 warrants (the “Public Warrants” and, together with the Private Placement Warrants, the “Warrants”) originally issued in the initial public offering of MRAC by the holders thereof.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (i) up to 89,627,117 shares of Common Stock, consisting of (a) up to 8,000,000 PIPE Shares (as defined in the Prospectus), (b) up to 9,343,750 sponsor shares (including 2,201,250 Sponsor Earnout Shares (as defined in the Prospectus)), (c) up to 6,316,667 shares of Common Stock issuable upon the exercise of the Private Placement Warrants, (d) 5,500,906 shares of Common Stock issued pursuant to the Backstop Agreement (as defined in the Prospectus), (e) 450,000 shares of Common Stock issued pursuant to the Equity Fee Agreement (as defined in the Prospectus) and (f) up to 60,015,794 shares of Common Stock pursuant to the Registration Rights Agreement (as defined in the Prospectus), and (ii) up to 6,316,667 Private Placement Warrants.

The Common Stock and Warrants are listed on the Nasdaq Capital Market (the “Nasdaq”), under the ticker symbol “ENJY” for the Common Stock and “ENJYW” for the Warrants. Prior to the Domestication, MRAC’s Class A ordinary shares, par value $0.0001 per share (the “MRAC Class A ordinary shares”) and warrants to purchase MRAC Class A ordinary shares (the “MRAC Warrants”) traded under the ticker symbols “MRAC”, and “MRACW”, respectively, on Nasdaq. On June 29, 2022, the closing sale price of our Common Stock as reported by Nasdaq was $0.29 per share and the closing price of our Warrants was $0.04 per warrant.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

Investing in shares of our Common Stock or Warrants involves risks that are described in the “Risk Factors” section beginning on page 10 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus supplement or the Prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 30, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 29, 2022

Enjoy Technology, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39800	98-1566891
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3240 Hillview Ave Palo Alto, California	94304
(Address of principal executive offices)	(Zip Code)

(888) 463-6569

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	ENJY	The Nasdaq Stock Market LLC
Warrants to purchase common stock	ENJYW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On June 29, 2022, Enjoy Technology, Inc. (“Enjoy” or the “Company”) entered into a senior secured credit, guaranty and security agreement (the “Credit Agreement”) with Asurion, LLC (“Asurion” or the “Lender”) and certain subsidiaries of the Company, pursuant to which the Company borrowed $2.5 million (the “Bridge Loan”) from the Lender. The Company intends to use the proceeds of the Bridge Loan to fund working capital requirements. The Bridge Loan has a scheduled maturity date of July 8, 2022 and will be due and payable in full on such date or such earlier date as provided in the Credit Agreement unless the Bridge Loan is converted to loans under the DIP Credit Facility (as defined below) as further described below. The Bridge Loan bears interest at a rate of 12% per annum, compounded monthly, and such interest will be added to the principal amount of the Bridge Loan and accrue additional interest thereafter. The Company must prepay principal on the Bridge Loan upon the occurrence of certain events, including but not limited to, failure of the Company to file for reorganization under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) by June 30, 2022. The Company and all of its domestic subsidiaries are jointly and severally liable for the Bridge Loan, and the Bridge Loan is secured by all assets of the Company and its domestic subsidiaries. The Credit Agreement contains customary affirmative and negative covenants and representations and warranties, including financial reporting obligations and certain limitations on indebtedness, liens, investments, distributions (including dividends), collateral, investments, mergers or acquisitions and corporate changes. The Credit Agreement also includes events of default, including payment defaults, breaches of provisions under the loan documents, certain losses or impairment of collateral and related security interests, the occurrence of certain events that could reasonably be expected to have a “material adverse effect” as set forth in the Credit Agreement, cross defaults to certain other contracts of the Company, certain bankruptcy or insolvency events, failure to provide budgets or financial reports and occurrence of a “change of control” as described in the Credit Agreement.

The foregoing description of the terms of the Credit Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, reference to the Credit Agreement, a copy of which is filed as Exhibit 10.1 and is incorporated by reference.

The information set forth below in Item 1.03 in this Current Report on Form 8-K under the caption “Debtor-in-Possession Commitment Letter” is hereby incorporated by reference in this Item 1.01.

Item 1.03	Bankruptcy or Receivership.

Voluntary Petition for Reorganization

On June 30, 2022 (the “Petition Date”), the Company and certain of its wholly owned subsidiaries, Enjoy Technology LLC and Enjoy Technology Operating Corp. (together with the Company, the “Debtors”), filed voluntary petitions (the “Bankruptcy Petitions”) for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (such court, the “Court” and such cases, the “Cases”). The Debtors will continue to operate their businesses as “debtors-in-possession” under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. To ensure their ability to continue operating in the ordinary course of business, the Debtors have filed with the Court motions seeking a variety of “first-day” relief (collectively, the “First Day Motions”), including authority to obtain debtor-in-possession financing and pay employee wages. The Debtors’ objectives in the Cases are to use the proceeds of a debtor-in-possession financing to make necessary payments, continue operations in the ordinary course of business, and consummate a sale of substantially all of their assets to the highest bidder.

Debtor-in-Possession Commitment Letter

On June 29, 2022, prior to commencement of the Cases, the Debtors and Asurion, in its capacity as lender of the DIP Credit Facility (the “Commitment Party”), entered into a commitment letter (together with all exhibits and schedules thereto, the “Commitment Letter”), pursuant to which, and subject to the satisfaction of the applicable conditions precedent contained therein, including the entry by the Court of an interim order authorizing and approving the DIP Credit Facility (the “Interim Order”), the Commitment Party committed to provide to the Debtors with a secured superpriority debtor-in-possession credit facility in an aggregate principal amount of up to $55.0 million (the “DIP Credit Facility” pursuant to the summary of terms set forth in Exhibit A of the Commitment Letter, the “DIP Term Sheet”), which will be available in two separate drawings upon the occurrence of certain events. Upon entry of the Interim Order, the outstanding amount of the Bridge Loan will be converted to obligations under the DIP Credit Facility (the “Roll-Up Loans”) and the Debtors may draw up to $22.5 million (less the amount of the Roll-Up Loans) of the DIP Credit Facility. The remaining balance of the DIP Credit Facility may be drawn upon entry by the Court of a final order authorizing and approving the DIP Credit Facility. The DIP Credit Facility is expected to include conditions precedent, representations and warranties, affirmative and negative covenants and events of default set forth in the DIP Term Sheet or that are otherwise customary for financings of this type and size. The proceeds of the proposed DIP Credit Facility may be used by the Debtors (i) to pay certain costs, fees and expenses related to the Cases (including certain prepetition and pre-filing expenses approved by the Court), (ii) for working capital and other general corporate purposes, and (iii) to fund interest, fees and other payments related to the DIP Credit Facility, in each case subject to the applicable orders of the Court.

The foregoing description of the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Commitment Letter, a copy of which is attached to this Current Report on Form 8-K as Exhibit 10.2 and is hereby incorporated by reference in this Item 1.03, which includes as attachments the DIP Term Sheet, as may be approved by the Court.

Item 2.03	Creation of a Direct Financial Obligation or Obligation Under an Off-Balance Sheet Arrangement of a Registrant

The information set forth in Item 1.01 regarding the Credit Agreement is incorporated by reference into this Item 2.03.

Item 2.05	Costs Associated with Exit or Disposal Activities.

On June 29, 2022, Enjoy (UK) Limited (“Enjoy UK”), an indirect, wholly owned subsidiary of the Company, commenced a reduction in force (“Reduction in Force”) with respect to their U.K.-based employees. This Reduction in Force is part of Enjoy’s restructuring efforts. The Reduction in Force was authorized by Enjoy UK’s board of directors on June 29, 2022 and involves a reduction of the Company’s workforce in the aggregate of approximately 411 employees, representing approximately 18% of the Company’s global workforce as of June 29, 2022. The Company estimates that it will have 1,852 total employees following the effectiveness of the Reduction in Force. The Company expects execution of the Reduction in Force to be substantially complete in the second quarter of 2022.

In connection with the Reduction in Force, the Company estimates that it will incur approximately $5 million in expenses, all of which are expected to be in the form of future cash-based expenditures and substantially all of which are expected to be related to employee severance and other termination benefits. The Company expects to recognize substantially all of these charges in the second quarter of 2022. The foregoing estimated amounts do not include any non-cash charges associated with stock-based compensation. The Company expects to recognize a stock-based compensation expense related to vested awards and does not anticipate modifying the affected employees’ stock awards to accelerate the vesting of such awards or to otherwise modify such awards in a manner that would result in such charges.

Item 8.01	Other Events.

The information set forth in Item 2.05 of this Current Report on Form 8-K is incorporated into this Item 8.01.

On June 29, 2022, the Company announced that it has commenced the wind down of the operations of Enjoy UK.

This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements related to the Commitment Letter and the proposed debtor-in-possession financing and approval by the Court of the First Day Motions, the expected cost of the Reduction in Force, the number of positions affected by the Reduction in Force; the time frame for completion of, and recognition of charges associated with the Reduction in Force. These forward-looking statements are based on management’s beliefs and assumptions and on information available to management as of the date they are made. However, investors should not place undue reliance on any such forward-looking statements because they speak only as of the date they are made. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results, events and developments to differ materially from the Company’s historical experience and its present expectations. Factors that might cause or contribute to such differences include, but are not limited to: risks attendant to the bankruptcy process, including the Company’s ability to obtain court approval from the Court with respect to motions or other requests made to the Court throughout the course of the Cases, including with respect to any proposed debtor-in-possession financing; the ability of the Company to negotiate, develop, confirm and consummate a plan of reorganization; the effects of the Cases, including increased legal and other professional costs necessary to execute the Company’s reorganization, on the Company’s liquidity (including the availability of operating capital during the pendency of the Cases), results of operations or business prospects; the effects of the Cases on the interests of various constituents; the length of time that the Company will operate under Chapter 11 protection; risks associated with third-party motions in the Cases; Court rulings in the Cases and the outcome of the Cases in general; conditions to which any debtor-in-possession financing is subject and the risk that these conditions may not be satisfied for various reasons, including for reasons outside the Company’s control; trading price and volatility of the Company’s common stock and warrants as well as other risks set forth in Enjoy’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 filed with the Securities and Exchange Commission (“SEC”) on May 16, 2022 and those described in the Company’s other filings with the SEC.

Item 9.01	Financial Statements and Exhibits.

Exhibit 10.1	Credit Agreement

Exhibit 10.2	Debtor-in-Possession Commitment Letter

Exhibit 104	Cover Page Interactive Data File (the cover page XBRL tags are embedded in the Inline XBRL document contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENJOY TECHNOLOGY, INC.

Dated: June 30, 2022

	By:	/s/ Ron Johnson
Ron Johnson
Chief Executive Officer

Exhibit 10.1

SENIOR SECURED

CREDIT, GUARANTY AND SECURITY AGREEMENT

BY AND AMONG

ENJOY TECHNOLOGY, INC.,

ENJOY TECHNOLOGY OPERATING CORP.,

ENJOY TECHNOLOGY LLC,

THE OTHER PERSONS FROM TIME TO TIME PARTY HERETO AS BORROWERS,

THE OTHER PERSONS FROM TIME TO TIME PARTY HERETO AS GUARANTORS,

AND

ASURION, LLC

TABLE OF CONTENTS

1.	Construction and Defined Terms	1

2.	Loan (Advance and Repayment)	1

3.	Maturity	2

4.	Conditions of Closing	2

5.	Security Interest	4

6.	Other Actions Regarding Attachment, Perfection and Priority	4

7.	Authorization to File Financing Statements	5

8.	Representations	5

9.	Affirmative Covenants	8

10.	Negative Covenants	13

11.	Events of Default and Remedies	14

12.	Limitation on Lender’s Duty in Respect of Collateral	16

13.	Lender’s Appointment as Attorney-In-Fact	17

14.	Expenses and Offset	17

15.	Indemnification	17

16.	No Duty to Inspect	17

17.	Termination	17

18.	Maximum Interest Rate	18

19.	No Advisory of Fiduciary Responsibility	18

20.	Confidentiality	18

21.	Joint and Several Liability of Borrowers	18

22.	Guaranty	19

23.	Miscellaneous	21

i

Exhibits

Exhibit A	Defined Terms

Schedules
Schedule 8(a)	Existence, Qualification and Power
Schedule 8(e)(iii)	Material Adverse Events
Schedule 8(e)(v)	Closing Date Indebtedness
Schedule 8(f)	Litigation
Schedule 8(h)(ii)	Leased Locations
Schedule 8(h)(iii)	Closing Date Liens
Schedule 8(i)	Insurance
Schedule 8(m)	Intellectual Property
Schedule 8(n)	Filing Offices
Schedule 8(p)	Material Contracts

ii

SENIOR SECURED

CREDIT, GUARANTY AND SECURITY AGREEMENT

THIS SENIOR SECURED CREDIT, GUARANTY AND SECURITY AGREEMENT (the “Agreement”), is made and entered into as of the 29th day of June, 2022 (the “Closing Date”), by and between Enjoy Technology, Inc., a Delaware corporation (“Enjoy”), Enjoy Technology Operating Corp., a Delaware corporation (“Enjoy Operating”), Enjoy Technology LLC, a Delaware limited liability company (“Enjoy LLC” and together with Enjoy, Enjoy Operating and each other Person who joins in the execution hereof after the Closing Date as a borrower pursuant to the terms hereunder, each individually a “Borrower” and collectively “Borrowers”), the other Loan Parties party hereto, and Asurion, LLC, a Delaware limited liability company (“Asurion” or “Lender”).

RECITALS

WHEREAS, Borrowers have requested that Lender provide a loan (the “Loan”) in the amount not to exceed Two Million Five Hundred Thousand and 00/100 Dollars ($2,500,000.00) to be used solely to fund working capital of the Loan Parties (as hereinafter defined) (the “Permitted Uses”); and

WHEREAS, Lender is willing to make the Loan on the terms and conditions set forth in this Agreement and the other Loan Documents.

Now, therefore, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Construction and Defined Terms.

(a) General Interpretive Principles. If the context requires, the use of any gender shall also refer to any other gender, and the use of either number shall also refer to the other number. All accounting terms not specifically defined have the meanings determined by reference to generally accepted accounting principles consistently applied (“GAAP”). Terms used in this Agreement that are defined in the Uniform Commercial Code as adopted in the state of Tennessee (the “UCC”) shall have the same meanings herein, except as otherwise expressly provided or amplified (but not limited) herein. The word “including” is not exclusive; if exclusion is intended, the word “comprising” is used instead. The word “or” shall be construed to mean “and/or” unless the context clearly prohibits that construction.

(b) Certain Definitions. In addition to other words and terms defined elsewhere in this Agreement, the terms and definitions set forth on Exhibit A attached hereto shall have the meanings herein, unless the context expressly requires otherwise.

2. Loan (Advance and Repayment).

(a) Advance. Subject to the conditions precedent set forth in Section 4 below and the other terms and conditions contained in this Agreement and the other Loan Documents, and in reliance upon the representations, warranties and covenants in this Agreement and the other Loan Documents, Lender agrees to make the Loan to Borrowers in the amount of $2,500,000.00 in one advance on the Closing Date, as evidenced by and pursuant to the Note. Any principal amounts repaid on the Loan cannot be reborrowed.

(b) Interest Rate and Payment of Interest. Interest shall accrue on the outstanding balance of the Loan at a rate of twelve percent (12%) per annum, compounded monthly. Interest shall be payable monthly in arrears on the first (1st) calendar day of each month, commencing July 1, 2022, and shall, in lieu of cash payment of such interest, be added to the principal amount of the Loan and accrue interest in accordance with the terms hereof (the “PIK Interest”). Notwithstanding the foregoing, interest shall accrue at the Default Rate following the occurrence of an Event of Default (regardless of whether notice thereof has been given to any Borrower).

(c) Principal Payments.

(i) Loan Repayment Requirement. Unless prepaid in accordance with Section 2(c)(ii) or accelerated by the Lender pursuant to the terms of the Loan Documents, all amounts owed by Borrowers to Lender pursuant to this Agreement, the Note or any Loan Document (including, for the avoidance of doubt, all principal (including PIK Interest) and unpaid interest accrued (including interest accrued at the Default Rate)) shall be due and payable in full on the Maturity Date.

(ii) Prepayment. All principal (including PIK Interest), subject to a prepayment premium equal to two and 00/100 percent (2.00%) of the amount so prepaid, shall be due and payable upon the occurrence of any of the following: (i) a Change of Control of Enjoy or the entry into a definitive agreement to consummate a Change of Control of Enjoy, (ii) failure of Enjoy to file the Bankruptcy Proceeding in accordance with the mutual agreement between Borrowers and Lender (or their respective Affiliates) by June 30, 2022 or (iii) the acceleration of Loan upon the occurrence of an Event of Default; provided that such prepayment premium shall not be payable in connection with a Change of Control that results in a sale or transfer of all or substantially all of the assets or Intellectual Property of the Loan Parties and their Affiliates to Lender or an Affiliate of Lender.

3. Maturity. The Loan, together with any and all other indebtedness and obligations of each Borrower to Lender, shall mature and be due and payable, by each Borrower to Lender, in full on the date (the “Maturity Date”) that is the earlier of: (a) July 8, 2022 and (b) the date on which the Obligations are accelerated pursuant to Section 2(c)(ii) or Section 11.

4. Conditions of Closing. Prior to the funding of the Loan, Borrowers shall furnish or cause to be furnished to Lender the following items (unless Lender expressly and specifically waives any of the same in writing), all of which are subject to the complete approval of Lender and its counsel in all respects:

(a) Fully-executed original copies of (i) this Agreement, (ii) the Note, (iii) the Subordination Agreement relating to the Johnson Note, (iv) each other Subordination Agreement to be delivered on the Closing Date, (v) the Perfection Certificate, (vi) any Guaranty Agreement (which may, as of the Closing Date, be delivered in connection with this Agreement), (vii) the Global Note and (viii) all other Loan Documents, each of (i)-(viii) executed by the parties thereto;

(b) Financing statements which Lender shall have the right to file with the Secretaries of State in each jurisdiction of organization of each Loan Party, and such other locations as Lender may require (including, for the avoidance of doubt, security agreement and assignment documentation to be filed with the PTO and Control Agreements for Deposit Accounts (other than (i) certain cash collateral accounts and payroll account identified and agreed by Lender solely to the extent such accounts hold only such cash collateral and cash in an amount to satisfy the current payroll obligations of the applicable Loan Party and (ii) a Deposit Account at a depositary bank outside the United States that is subject to a daily sweep into a Deposit Account at a depository bank located in the United States) of each Loan Party), perfecting Lender’s security interest in the Collateral (as hereinafter defined), any Lien waivers or releases required by Lender and delivery of equity certificates and applicable equity powers in form and substance satisfactory to Lender;

(c) Approved corporate documents for each Loan Party, including but not limited to: (i) copies of the publicly filed organizational documents of each Loan Party, certified by the Secretary of State in the jurisdiction of such Loan Party’s organization, (ii) copies of the bylaws, operating agreement and/or partnership agreement, as the case may be, and all amendments thereto, of each Loan Party, together with a certificate of the secretary or assistant secretary of such Loan Party, dated as of the Closing Date, stating that such copies are complete and correct as of the Closing Date, (iii) certificates of the appropriate governmental officials of each jurisdiction as Lender may request, dated within thirty (30) days prior to the Closing Date, stating that each Loan Party is in good standing with respect to the payment of franchise and similar taxes and is duly qualified to transact business therein, (iv) a certificate of the secretary or assistant secretary of each Loan Party, dated as of the Closing Date, as to the incumbency and signature of all officers or managers of such Loan Party authorized to execute or attest to this Agreement, the Note and the other Loan Documents to which such Loan Party is a party, together with evidence of the incumbency of each such secretary or assistant secretary and (v) copies of the resolutions of the directors or other managers of each Loan Party, or the members of such Loan Party, authorizing, approving and ratifying this Agreement, the Note and the other the Loan Documents to which it is a party and the transactions contemplated herein and therein, duly adopted by such directors, other managers or members, as applicable, together with a certificate of the secretary or assistant secretary of such Loan Party, dated as of the Closing Date, stating that each such copy is a true and correct copy of resolutions duly adopted at a meeting, or by action taken on written consent, of such directors, other managers or members, as applicable, and that such resolutions have not been modified, amended, rescinded or revoked in any respect and are in full force and effect as of the Closing Date;

(d) Fully executed copy of amended and restated Johnson Note, reflecting release of all collateral and subordination terms in compliance with the Subordination Agreement relating to the Johnson Note;

(e) All Material Contracts (including, for the avoidance of doubt, the AT&T Contract and each Lease) shall be in full force and effect, and true, complete, correct copies of which to be delivered to Lender prior to the Closing Date;

(f) At the request of Lender, collateral assignments of each Material Contract, acknowledged and consented to by each counterparty to such Material Contract, each in form and substance satisfactory to Lender in its sole discretion;

(g) All representations and warranties contained in this Agreement (or otherwise made to the Lender in connection with this Agreement and in any other Loan Document) shall be true and correct in all material respects;

(h) The Lender shall have determined, in its sole and absolute discretion, that (i) no Material Adverse Effect has occurred and (ii) there are no facts or circumstances existing and not previously disclosed in writing to the Lender with respect to any Loan Party, any Subsidiary or the transaction that, in Lender’s sole judgment, are inconsistent with any such information disclosed to Lender prior to the Closing Date or, if previously known, would have caused Lender not to enter into this Agreement;

(i) There shall exist no Event of Default and no condition, event, or act shall have occurred which, with notice or lapse of time, or both, would constitute an Event of Default;

(j) An opinion of counsel to each Loan Party with respect to the transactions contemplated herein and therein and in the Loan Documents, in form and substance approved by Lender;

(k) A certificate signed by a Responsible Officer of Enjoy certifying (A) that the conditions specified in Sections 4(e), 4(g), 4(h) and 4(i) have been satisfied, (B) that there has been no event or circumstance that has had or could be reasonably expected to have, either individually or in the aggregate, a Material Adverse Effect, and (C) either (1) that no consents, licenses or approvals are required in connection with the execution, delivery and performance by each Loan Party and the validity against each Loan Party of the Loan Documents to which it is a party, or (2) that all such consents, licenses and approvals have been obtained and are in full force and effect;

(l) Results of searches or other evidence satisfactory to Lender (in each case dated as of a date satisfactory to Lender) indicating the absence of Liens on the assets of each Loan Party; and

(m) All other additional documents requested by Lender, in such form and substance satisfactory to Lender, in its sole discretion.

5. Security Interest.

(a) As collateral security for the Obligations, each Loan Party hereby grants to, and creates in favor of, Lender, its successors and assigns, a security interest in all of the following property, whether now owned or hereafter acquired by each such Loan Party (collectively, the “Collateral”): all Inventory of any Loan Party (including without limitation, all such items that may be traded in, exchanged, reclaimed or repossessed from or returned by purchasers thereof), all Accounts, General Intangibles (including all monies and credits now due or to become due to any Loan Party from, and all claims against, manufacturers or distributors of Inventory or other lending institutions), leases, rental contracts, rents and income, accessions, Deposit Accounts and the balance of every Deposit Account, reserve account and any other account of any Loan Party whether held by Lender or any other institution, all insurance proceeds, moneys or rights to payment of money (including any payment for the sale of Inventory), all Intellectual Property, all Equipment, all Goods not described herein with greater particularity, Instruments (including, for the avoidance of doubt, the Global Note), Documents, Contracts, Chattel Paper, Investment Property, Letter-of-Credit Rights, money, customer lists, computer tapes and disks, books of account and records, and the Proceeds and products of any of the foregoing, and all sums from vendors by way of holdbacks, rebates, refunds, discounts, bonuses and the like and all goods not otherwise described with greater particularity, in each case, except for any Excluded Assets. As used in this Agreement, the terms Inventory, Accounts, Account Debtor, General Intangibles, Deposit Accounts, Equipment, Goods, Instruments, Documents, Contracts, Chattel Paper, Investment Property, Letter-of-Credit Rights and Proceeds shall have the meanings provided in the UCC.

(b) [reserved].

(c) Each Loan Party agrees to hold the Collateral in trust for and subject to the security interest of Lender. If any Collateral remains in the possession or control of any Loan Party’s agents or processors, such Loan Party shall notify such agents or processors of Lender’s security interest, and upon Lender’s request, shall instruct them to hold such Collateral for Lender’s account and subject to Lender’s instructions.

(d) Each Loan Party will advise Lender promptly, in sufficient detail, of any change relating to the type, quantity or quality of the Collateral, or any event which could have a Material Adverse Effect on the value of the Collateral or the security interest herein granted to Lender.

(e) Upon request by Lender, with respect to any Proceeds from all Account Debtors and other persons, entities and third parties (collectively, the “Payors”), each Loan Party shall enter into a customary lockbox agreement in form and substance satisfactory to Lender and in compliance with all applicable laws and regulations with respect to any Deposit Accounts into which any proceeds or reimbursements from Payors are deposited. each Loan Party shall enter into, and cause each depository, securities intermediary or commodities intermediary to enter into, Control Agreements with respect to each deposit, securities, commodity or similar account maintained by such Person.

6. Other Actions Regarding Attachment, Perfection and Priority.

(a) Collateral in the Possession of a Third Party. If any goods constituting Collateral at any time are in the possession of a third party, each Loan Party shall promptly notify Lender thereof and, if requested by Lender, shall use its commercially reasonable efforts to obtain an acknowledgement from such person, in form and substance satisfactory to Lender, that such person holds such Collateral for the benefit of Lender and shall act upon the instructions of Lender, without the further consent of Loan Parties.

(b) Other Actions as to Any and All Collateral. Loan Parties further agree to take any other action requested by Lender to insure the attachment, perfection and first priority of, and the ability of Lender to enforce, Lender’s security interest in any and all of the Collateral, including (i) authorizing, executing (to the extent that any Loan Party’s signature is required), delivering and filing financing statements and amendments relating thereto under the UCC, (ii) causing Lender’s name to be noted as Lender on any certificate of title for titled goods if such notation is a condition to attachment, perfection or priority of, or ability of Lender to enforce, Lender’s security interest in such Collateral, (iii) complying with any provision of any statute, rule, regulation or treaty of any jurisdiction as to any Collateral if compliance with such provision is a condition to attachment, perfection or priority of, or ability of Lender to enforce, Lender’s security interest in such Collateral, (iv) obtaining waivers from mortgagees and landlords in form and substance satisfactory to Lender, (v) delivery of original certificates evidencing any pledged equity and applicable equity powers in form and substance satisfactory to Lender, and (vi) taking all actions required by any earlier versions of the UCC or by other law, as applicable in any relevant jurisdiction.

7. Authorization to File Financing Statements. Loan Parties hereby irrevocably authorize Lender at any time and from time to time to file, in any jurisdiction, financing statements (including any amendments thereto) that cover the Collateral and that (a) indicate the Collateral as all assets of Loan Parties or words of similar effect, or as being of an equal or lesser scope or with greater detail, and (b) contain any other information required by the UCC for the sufficiency or filing office acceptance of any initial financing statement or amendment, including whether each Loan Party is an organization, the type of organization and any organization identification number issued to each Loan Party. Each Loan Party agrees to furnish any such information to Lender promptly upon request.

8. Representations. To induce Lender to enter into this Agreement and to make the Loan hereunder, each Loan Party represents and warrants to Lender that:

(a) Existence, Qualification and Power. Each Loan Party and each Subsidiary thereof (a) is a corporation, limited liability company or other entity validly organized under the laws of the state set forth after its name in the introductory paragraph hereof, in good standing under such laws, and duly qualified to conduct business in each state in which a failure to so qualify would have a Material Adverse Effect on such Loan Party’s or Subsidiary’s business and (b) has all requisite power and authority and all requisite governmental licenses, permits, authorizations, consents and approvals to (i) own or lease its assets and carry on its business, and (ii) execute, deliver and perform its obligations under the Loan Documents to which it is a party. Schedule 8(a) annexed hereto sets forth, as of the Closing Date, each Loan Party’s and each Subsidiary’s name as it appears in official filings in its state of incorporation or organization, its state of incorporation or organization, organization type, organization number, if any, issued by its state of incorporation or organization, and its federal employer identification number. Schedule 8(a) contains a true, complete and correct identification of each Subsidiary of each Loan Party, and no Loan Party has any other Subsidiaries not set forth on Schedule 8(a).

(b) Authorization; No Conflict. The execution, delivery and performance of this Agreement, the Note and the other Loan Documents have each been duly authorized by all necessary corporate or other organizational action, and does not and will not (a) contravene the terms of any of such Loan Party’s certificate of incorporation, certificate of formation, bylaws, operating agreement or other governing documents; (b) conflict with or result in any breach, termination, or contravention of, or constitute a default under, or require any payment to be made under (i) any contract or Indebtedness to which such Loan Party is a party or affecting such Loan Party or the properties of such Loan Party or any of its Subsidiaries or (ii) any order, injunction, writ or decree of any governmental authority or any arbitral award to which such Loan Party or its property is subject; (c) result in or require the creation of any Lien upon any asset of any Loan Party (other than Liens in favor of Lender); or (d) violate any law or regulation of any governmental authority.

(c) Binding Effect. This Agreement has been, and each other Loan Document, when delivered, will have been, duly executed and delivered by each Loan Party that is party thereto. This Agreement constitutes, and each other Loan Document when so delivered will constitute, a legal, valid and binding obligation of such Loan Party, enforceable against each Loan Party that is party thereto in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(d) Governmental Authorization; Other Consents. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any governmental authority or any other Person is necessary or required in connection with the execution, delivery or performance by, or enforcement against, any Loan Party of this Agreement or any other Loan Document, except for (a) the perfection or maintenance of the Liens created hereunder (including the first priority nature thereof), or (b) such as have been obtained or made and are in full force and effect.

(e) Financial Information.

(i) All financial statements delivered to Lender, including with respect to periods ended prior to the Closing Date, (i) were prepared in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; (ii) fairly present the financial condition of each Loan Party and its respective Subsidiaries as of the date thereof and their results of operations for the period covered thereby in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; and (iii) show in accordance with GAAP consistently applied throughout the period covered thereby all Indebtedness and other liabilities, direct or contingent, of each Loan Party and their respective Subsidiaries as of the date thereof, including all liabilities for taxes, material commitments and Indebtedness, subject, in each case, to the absence of footnotes and to normal year-end audit adjustments.

(ii) [reserved].

(iii) Except as set forth on Schedule 8(e)(iii), since March 31, 2022, there has been no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expect to have a Material Adverse Effect.

(iv) To the best knowledge of the Borrowers, no event exists or has occurred since March 31, 2022 that has resulted in or could reasonably be expected to result in a misstatement in any material respect, (i) of any financial information delivered to Lender, (ii) [reserved], (iii) [reserved], or (iv) of any information provided by or on behalf of Borrowers regarding the assets, liabilities, financial condition or results of operations of the Borrowers and their Subsidiaries on a consolidated basis.

(v) Schedule 8(e)(v) attached hereto sets forth a complete and accurate list of all Indebtedness of each Borrower or any Subsidiary of a Borrower on the Closing Date, showing as of the Closing Date the amount, obligor or issuer and maturity thereof. The Loan Parties and their Subsidiaries have no Indebtedness other than Indebtedness existing as of the Closing Date set forth on Schedule 8(e)(v).

(f) Litigation. Except for those listed on Schedule 8(f) attached hereto, there are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of the Loan Parties after due and diligent investigation, threatened or contemplated, at law, in equity, in arbitration or before any governmental authority, by or against any Loan Party or any of its Subsidiaries or against any of its properties or revenues.

(g) No Default. No Default or Event of Default has occurred and is continuing or would result from the consummation of the transactions contemplated by this Agreement or any other Loan Document.

(h) Ownership of Property; Liens.

(i) Subject to Permitted Liens, each Loan Party has good and marketable title to, valid leasehold interests in, or valid licenses to use all personal property and assets used in the ordinary conduct of its business.

(ii) Schedule 8(h)(ii) sets forth the address (including street address and state) of all leases of real property of each Loan Party, together with a list of the lessor with respect to each such lease as of the Closing Date. Each such lease is in full force and effect and no Loan Party is in default of the terms thereof.

(iii) Schedule 8(h)(iii) sets forth a complete and accurate list of all Liens on the property or assets of each Loan Party and each of its Subsidiaries, showing as of the Closing Date the lienholder thereof, the principal amount of the obligations secured thereby and the property or assets of such Borrower or such Subsidiary subject thereto. The property of each Borrower and each of its Subsidiaries is subject to no Liens, other than the Liens set forth on Schedule 8(h)(iii) existing as of the Closing Date.

(i) Insurance. The properties of the Loan Parties and their Subsidiaries are insured with financially sound and reputable insurance companies which are not Affiliates of the Loan Parties, in such amounts, with such deductibles and covering such risks (including, without limitation, workmen’s compensation, public liability, business interruption and property damage insurance) as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where the Loan Parties and their Subsidiaries operate. Schedule 8(i) sets forth a description of all insurance maintained by or on behalf of the Loan Parties and their Subsidiaries as of the Closing Date. Each insurance policy listed on Schedule 8(i) is in full force and effect and all premiums in respect thereof that are due and payable have been paid.

(j) Taxes. The Loan Parties and their Subsidiaries have filed all federal, state and all other tax returns and reports required to be filed, and have paid all federal, state and all other taxes, assessments, fees and other governmental charges levied or imposed upon them or their properties, income or assets otherwise due and payable, except those which are being contested in good faith by appropriate proceedings being diligently conducted, for which adequate reserves have been provided in accordance with GAAP, and which contest effectively suspends the collection of the contested obligation and the enforcement of any Lien securing such obligation. There is no tax assessment proposed in writing against any Borrower or any Subsidiary. Other than the Intercompany License, no Borrower or any Subsidiary thereof is a party to any tax sharing agreement.

(k) Borrower Offices. Each Borrower maintains its place of business and keeps all tangible Collateral, books of account and records only at: 3240 Hillview Avenue, Palo Alto, CA 94304 (the “Borrower Offices”).

(l) Compliance with Laws. Each Borrower and each Subsidiary is in compliance in all material respects with the requirements of all laws and all orders, writs, injunctions and decrees applicable to it or to its properties.

(m) Intellectual Property; Licenses, Etc. Schedule 8(m) sets forth a description of all Intellectual Property owned or licensed by any Loan Parties and their Subsidiaries. The Loan Parties and their Subsidiaries own, or possess valid and enforceable rights to use, all of the Intellectual Property, licenses, permits and other authorizations that are necessary or useful for the operation of their respective businesses, without conflict with the rights of any other person. No slogan or other advertising device, product, process, method, substance, part or other material, conduct of the business or Intellectual Property now or previously employed, or now contemplated to be employed, by any Borrower or any Subsidiary infringes, misappropriates or violates upon any rights held by any other person. No person is infringing, violating or misappropriating the Intellectual Property of the Loan Parties and their Subsidiaries. Except as specifically disclosed in Schedule 8(m), no claim or litigation regarding any Intellectual Property is pending, asserted or threatened by or against any Loan Party or Subsidiary. The Loan Parties and their Subsidiaries have taken all actions reasonable necessary to protect their respective Intellectual Property, including to the extent necessary, (i) protecting the secrecy and confidentiality of the confidential information and trade secrets of the Loan Parties and their Subsidiaries, (ii) taking commercially reasonable steps to prevent any trade secret of the Loan Parties and its Subsidiaries from falling into the public domain and (iii) protecting the secrecy and confidentiality of all software and technology of which any Loan Party or Subsidiary is the owner. The Loan Party and their Subsidiaries are in compliance with all material agreements related to the license and transfer of Intellectual Property to or from the Loan Parties or any Subsidiary, and to the knowledge of the Loan Parties, no third party is breach of any such agreement.

(n) Security Interest; Perfection. This Agreement creates in favor of Lender a legal, valid, continuing and enforceable security interest in the Collateral, the enforceability of which is subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law. All applicable financing statements, releases and other similar filings are in appropriate form and have been or will be filed in the offices specified in Schedule 8(n) attached hereto. Upon such filings and/or the obtaining of “control” (as defined in the UCC), Lender will have a perfected Lien on, and security interest in, to and under all right, title and interest of the grantors thereunder in all Collateral that may be perfected by filing, recording or registering a financing statement or analogous document (including without limitation the proceeds of such Collateral subject to the limitations relating to such proceeds in the UCC) or by obtaining control, under the UCC (in effect on the date this representation is made) in each case prior and superior in right to any other Person (except for Liens set forth on Schedule 8(h)(iii) that in accordance with applicable law have priority over the Lender’s security interest).

(o) Customer and Trade Relations. There exists no actual or threatened termination or cancellation of, or any material adverse modification or change in the business relationship of any Borrower with any supplier material to its operations.

(p) Material Contracts. Schedule 8(p) sets forth all Material Contracts to which any Borrower is a party or is bound as of the Closing Date. The Loan Parties have delivered true, correct and complete copies of such Material Contracts to Lender on or before the Closing Date. Except as disclosed to the Lender prior to the Closing Date, the Loan Parties are not in breach or in default in any material respect of or under any Material Contract and have not received any notice of default under, or of the intention of any other party thereto to terminate, any Material Contract. To the Loan Parties’ knowledge, after due inquiry of all Key Persons, officers and employees that may have information related to such Material Contracts, none of the other parties to any Material Contract are currently in or expected to be in default in any material respect of or under any Material Contract.

(q) OFAC; Sanctions; Anti-Corruption Laws; Anti-Money Laundering Laws. No Borrower nor any of its Subsidiaries is in violation of any Sanctions. No Borrower nor any of its Subsidiaries nor, to the knowledge of such Loan Party, any director, officer, employee, agent or Affiliate of such Borrower or such Subsidiary (a) is a Sanctioned Person or a Sanctioned Entity, (b) has any assets located in Sanctioned Entities, or (c) derives revenues from investments in, or transactions with Sanctioned Persons or Sanctioned Entities. Each of the Loan Parties and its Subsidiaries has implemented and maintains in effect policies and procedures designed to ensure compliance by the Loan Parties and their Subsidiaries and their respective directors, officers, employees, agents and Affiliates with all Sanctions, Anti-Corruption Laws and Anti-Money Laundering Laws. Each of the Loan Parties and its Subsidiaries, and to the knowledge of each such Loan Party, each director, officer, employee, agent and Affiliate of each such Borrower and each such Subsidiary, is in compliance with all Sanctions, Anti-Corruption Laws and Anti-Money Laundering Laws. No proceeds of any loan made hereunder will be used to fund any operations in, finance any investments or activities in, or make any payments to, a Sanctioned Person or a Sanctioned Entity, or otherwise used in any manner that would result in a violation of any applicable Sanctions, Anti-Corruption Laws or Anti-Money Laundering Laws by any Person (including any Borrower or other individual or entity participating in any transaction).

(r) Disclosure. Each Borrower has disclosed to Lender all agreements, instruments and corporate or other restrictions to which it or any of its Subsidiaries is subject, and all other matters known to it, that, individually or in the aggregate, could result in a Material Adverse Effect. No report, financial statement, certificate or other information furnished by or on behalf of any Borrower to Lender in connection with the transactions contemplated hereby and the negotiation of this Agreement or delivered hereunder or under any other Loan Document (in each case, as modified or supplemented by other information so furnished), taken together with together with all other such report, financial statements, certificates and information furnished to Lender and the reports of Enjoy publically filed with the SEC, contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that, with respect to projected financial information, the Loan Parties represent only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time.

9. Affirmative Covenants. Each Loan Party covenants that:

(a) Payment of Obligations. Each Borrower will pay, or cause to be paid, to Lender the Obligations as and when the same shall be due and payable, whether at maturity, by acceleration or otherwise, and will promptly perform all of Borrower’s Obligations under this Agreement and the other Loan Documents to which it is a party.

(b) Use of Proceeds. The Loan shall only be used for the Permitted Uses and for no other purpose.

(c) Reporting; Certificates; Other Information.

(i) Each Borrower agrees to furnish weekly to Lender, not later than 5:00pm Central Time on the third (3rd) Business Day of each week, commencing on July 6, 2022, a detailed report, in a form acceptable to Lender, of (1) all Proceeds collected by Borrower, (2) the balance of all Accounts, Deposit Accounts, (3) [reserved] and (4) a current employee census for the Loan Parties and their Subsidiaries showing a week over week comparative census data.

(ii) Each Borrower will furnish to Lender a detailed report, in a form acceptable to Lender, such financial and business information and reports as and when Lender may from time to time require, including but not limited to each of the following within thirty (30) days after the end of each calendar month: (1) unaudited consolidated financial statements of Loan Parties for such month, prepared by Loan Parties and in form acceptable to Lender in all respects and (2) a detailed report showing Loan Party’s accounts receivables, in form and substance acceptable to Lender in all respects.

(iii) Each Borrower shall deliver to Lender promptly upon receipt, copies of any detailed audit reports, management letters or recommendations submitted to the board of directors (or equivalent governing body) (or the audit committee of the board of directors (or equivalent governing body)) of any Borrower by its accounting firm of recognized national standing in connection with the accounts or books of the Loan Parties or any Subsidiary, or any audit of any of them.

(iv) Each Borrower shall deliver to Lender promptly after the same are available, copies of each annual report, proxy or financial statement or other report or communication sent to the stockholders of the Loan Parties, and copies of all annual, regular, periodic and special reports and registration statements which any Borrower may file or be required to file with the SEC under Section 13 or 15(d) of the Securities Exchange Act of 1934 or with any national securities exchange, and in any case not otherwise required to be delivered to Lender pursuant hereto.

(v) Each Loan Party shall deliver to Lender promptly (and in any event not more than three (3) Business Days after request) after Lender’s request therefor, copies of all Material Contracts, documents evidencing Indebtedness of any Loan Party and documents evidencing Liens on any assets of any Loan Party.

(vi) Each Loan Party shall deliver to Lender promptly, and in any event within two (2) days after receipt thereof by any Loan Party or any Subsidiary thereof, copies of each notice or other correspondence received from any governmental authority (including, without limitation, the SEC (or comparable agency in any applicable non-U.S. jurisdiction)) concerning any proceeding with, or investigation or possible investigation or other inquiry by such governmental authority regarding financial or other operational results of any Loan Party or any Subsidiary thereof or any other matter which, if adversely determined, could have a Material Adverse Effect.

(vii) Each Loan Party shall deliver to Lender promptly (and in any event not more than three (3) Business Days after request), such additional information regarding the business affairs, financial condition or operations of any Loan Party or any Subsidiary, or compliance with the terms of the Loan Documents, as Lender may from time to time request. Without limiting the foregoing, each Loan Party shall cause its foreign Subsidiaries to deliver promptly (and in any event not more than three (3) Business Days after request), detailed information and account balances for all Deposit Accounts of each such foreign Subsidiary held in banks not organized in the United States.

(viii) Each Loan Party shall deliver to Lender promptly (and in any event not more than three (3) Business Days after receipt thereof by any Loan Party or Subsidiary thereof), copies of each notice or other correspondence and communication received with the counterparties of each Material Contract to the extent such communication indicates a breach or potential breach, a change or potential change in the terms, a deviation from the ordinary course of business or any other communication that has the potential to have an adverse effect on the Material Contract from either party’s perspective.

(d) Notices.

(i) Promptly, and in any event not more than three (3) Business Days after any Loan Party or Subsidiary obtains knowledge thereof, each Loan Party shall notify Lender: (A) of the occurrence of any Default or Event of Default; (B) of any matter that has resulted or could reasonably be expected to result in a Material Adverse Effect; (C) of any actual or anticipated breach or non-performance of, or any default under, or any termination of, a Material Contract or any agreement with respect to Indebtedness (it being understood that, for purposes of this Section 9(d)(i)(C) only, all trade account payables in the ordinary course of business shall be excluded from clause (d) of the definition of Indebtedness); (D) of any dispute, claim, litigation, investigation, proceeding or suspension between any Loan Party or any Subsidiary thereof and any governmental authority or the commencement of, or any material development in, any material litigation or proceeding affecting any Loan Party or any Subsidiary thereof; (E) of the occurrence of any ERISA Event; (F) of any material change in accounting policies or financial reporting practices by any Loan Party or any Subsidiary thereof; (G) of any change or proposed change in any Key Person of any Loan Party; (H) of the discharge by any Loan Party of its present accounting firm or any withdrawal or resignation by such accounting firm; (I) of any collective bargaining agreement or other labor contract to which a Loan Party becomes a party, or the application for the certification of a collective bargaining agent; (J) of the filing of any Lien encumbering assets of any Loan Party or any Subsidiary thereof; (K) of any casualty or other insured damage to any material portion of the Collateral or the commencement of any action or proceeding for the taking of any interest in a material portion of the Collateral under power of eminent domain or by condemnation or similar proceeding or if any material portion of the Collateral is damaged or destroyed; (L) of any claim made in respect of directors and officer’s insurance; and (M) of (i) any failure by any Loan Party to pay rent or any other amounts due under any Lease at any of such Loan Party’s locations beyond any grace period under the Lease governing such rent or other amounts, and (ii) notice of termination of any Lease. Each notice pursuant to this Section 9(d)(i) shall be accompanied by a statement of an executive officer of Enjoy setting forth details of the occurrence referred to therein and stating what action such Loan Party has taken and proposes to take with respect thereto. Each notice pursuant to this Section 9(d)(i) shall describe with particularity any and all provisions of this Agreement and any other Loan Document that have been or may be breached.

(ii) Without limiting any other provisions of this Agreement, each Loan Party will give Lender not less than ten (10) days prior written notice of (i) any change in its places of business, including the establishment of new places of business and the closing of existing places of business; (ii) any change in its name, corporate or other business structure, including changes in personnel which may affect the legality of this or subsequent documents furnished to Lender pursuant to this Agreement; (iii) any change in the location of any Loan Party’s Collateral; and (iv) any change in the location of any Loan Party’s mailing address, chief executive office, its principal place of business, any office in which it maintains books or records relating to Collateral owned by it or any addition of office, store or facility at which Collateral owned by it is located (including the establishment of any such new office or facility).

(e) Payment of Obligations. Each Loan Party will pay and discharge all taxes, assessments, and governmental charges or levies imposed upon it or upon any of its income, profits or property as well as all other material claims of any kind (including claims for labor, materials, supplies, and rent) prior to the date when such taxes, assessments or charges shall become due and payable, except those which are being contested in good faith by appropriate proceedings being diligently conducted, for which adequate reserves have been provided in accordance with GAAP. Lender may, at its option (but in no event shall have any obligation), discharge any tax liens, security interests or other encumbrances levied or placed on the Collateral, pay for the maintenance and preservation of the Collateral or pay for insurance on the Collateral. Any amounts so paid by Lender pursuant to this Section 9(e) shall be treated as part of the Loan made hereunder, shall accrue interest at the applicable rate set forth in this Agreement, shall be repaid by Loan Party immediately on demand and shall become part of the Obligations secured hereby.

(f) Preservation of Existence; Maintenance of Property. Each Loan Party shall, and shall cause its respective Subsidiaries to (A) preserve, renew and maintain in full force and effect its legal existence and good standing under the laws of the jurisdiction of its organization or formation; (B) take all action to maintain all rights, privileges, permits, licenses and franchises necessary or desirable in the normal conduct of its business; (C) preserve or renew all of its rights in all Intellectual Property, including by making all payments, filings and recordations necessary to protect and maintain its interest in all such Intellectual Property; (D) not permit the inclusion any contract to which it becomes a party hereafter any provision that could or may in any way materially impair or prevent the creation of a security interest in, or assignment of such Loan Party’s rights and interests in any property included within the definition of Intellectual Property acquired under such contracts; (E) maintain, preserve and protect all of its material properties and equipment necessary in the operation of its business in good working order and condition, ordinary wear and tear excepted; and (F) make all necessary repairs thereto and renewals and replacements thereof.

(g) Compliance with Laws. Each Loan Party will comply in all material respects with all laws and governmental regulations of all federal, state and local governmental authorities, including but not limited to any and all applicable federal, state and local environmental waste and hazardous substance and disposal laws and regulations.

(h) Books and Records. Each Loan Party will maintain complete and accurate books of account and records, and its principal books of account and records, including all records concerning the Collateral, shall be kept and maintained at Borrower Offices. All accounting records and financial reports furnished to Lender shall be maintained and prepared in accordance with GAAP, consistently applied. Unless an Event of Default has occurred, upon reasonable advance notice to Loan Parties and during regular business hours, Lender shall have access to the Collateral and all books of account and records of each Loan Party and their Subsidiaries for inspection, verification, examination and audit, and may discuss Loan Party’s affairs, finances and accounts with its officers, shareholders and employees. Upon the occurrence of an Event of Default, no such notice shall be required and Lender shall have the right to enter and expect all books and records of each Loan Party at any time. At the expense of the Loan Parties, Lender shall have the ability to conduct occasional field audits of Borrower Offices and the Collateral, wherever located, and Borrowers shall use commercially reasonable efforts to assist in such audits.

(i) Maintenance of Insurance. Each Loan Party shall maintain all of its properties in good condition and repair and shall insure and keep insured all such properties against such risks and in such amounts as are customary for similar businesses in Loan Party’s industry. Without limiting the foregoing, each Loan Party shall maintain (i) all risks insurance, (ii) commercial general liability and broad form property damage insurance, and (iii) all other insurance required by any other documents executed in connection with this Agreement, whether different from or in addition to the insurance above mentioned. All required policies of property and casualty insurance, and any endorsements, renewals or replacements thereof, shall list Lender as additional insured and lender’s loss payee. All policies of property and casualty insurance shall contain a written obligation on the part of the insurance carrier to notify Lender in writing not less than thirty (30) days prior to the effective date of any cancellation or modification of any such insurance coverage. Each insurance company is hereby authorized and, after notice from Lender, directed to make payment for all losses directly to Lender. After deducting from said insurance proceeds any expenses incurred by Lender in collection or handling of the loans hereunder, Lender will apply the net proceeds as a credit on any portion of the Note (and interest thereon) selected by Lender, whether then matured or to mature in the future. Lender shall not be held responsible for any failure to collect any insurance proceeds due under the terms of any policy, regardless of the cause of such failure. At all times prior to the Obligations being paid in full, each insurance company is directed to make payment for all insured losses with respect to property and casualty insurance jointly to Lender and each Loan Party.

(j) [reserved].

(k) Material Contract. Each Loan Party shall (a) perform and observe all the terms and provisions of each Material Contract to be performed or observed by it, (b) maintain each such Material Contract in full force and effect, (c) enforce each such Material Contract in accordance with its terms, (d) take all such action to such end as may be from time to time reasonably requested by Lender with respect to such Material Contracts, (e) upon request of Lender, make, to each other party to each such Material Contract, such demands and requests for information and reports or for action as any Loan Party or any of its Subsidiaries is entitled to make under such Material Contract, and (f) cause each of its Subsidiaries to do the foregoing.

(l) OFAC; Sanctions; Anti-Corruption Laws; Anti-Money Laundering Laws. Each Loan Party shall (i) comply with all applicable Sanctions, Anti-Corruption Laws and Anti-Money Laundering Laws; (ii) implement and maintain in effect policies and procedures designed to ensure compliance by the Loan Parties and their Subsidiaries and their respective directors, officers, employees, agents and Affiliates with all Sanctions, Anti-Corruption Laws and Anti-Money Laundering Laws.

(m) Employee Benefit Plans. Each Loan Party shall (i) maintain, and cause each ERISA Affiliate to maintain, each Pension Plan in substantial compliance with all applicable laws, (ii) make, and cause each ERISA Affiliate to make, on a timely basis, all required contributions to any Multiemployer Plan and (iii) not, and not permit any ERISA Affiliate to (1) seek a waiver of the minimum funding standards of ERISA, (2) terminate or withdraw from any Pension Plan or Multiemployer Plan, or (3) take any other action with respect to any Pension Plan that would, or could be expected to, entitle the PBGC to terminate, impose liability in respect of, or cause a trustee to be appointed to administer, any Pension Plan.

(n) Further Assurances. At any time and from time to time, upon reasonable request of Lender in writing, and at the sole expense of the Loan Parties, each Loan Party will promptly and duly execute and deliver any and all such further instruments and documents and take such further action as Lender may, in its sole discretion, deem desirable in obtaining the full benefits of this Agreement and of the rights and powers herein granted, including, without limitation, the joinder of any and all additional Subsidiaries and Affiliates of each Loan Party as additional Loan Parties hereunder, the filing of any financing or continuation statements under the UCC in effect in any jurisdiction with respect to the Liens and security interests granted hereby, transferring Collateral to Lender’s possession and using its commercially reasonable efforts to obtain waivers from landlords and mortgagees.

(o) Post-Closing Covenants. In each case below, unless otherwise agreed by Lender (which may be granted or withheld in Lender’s sole discretion) to be delivered by a date later than the deadline set forth below:

(i) Not later than five (5) Business Days after the Closing Date, original signature pages to the Loan Documents to be delivered to Lender.

(ii) Not later than five (5) Business Days after the Closing Date, a signed deposit account control agreement for all Deposit Accounts held with Silicon Valley Bank in form and substance satisfactory to Lender.

(iii) Not later than five (5) Business Days after the Closing Date, insurance certificates and endorsements in favor of Lender, in form and substance reasonably satisfactory to Lender.

(p) Permitted Reorganization. The Loan Parities shall, and shall cause their foreign Subsidiaries, to diligently prepare and implement the Permitted Reorganization in accordance with this Agreement. The Loan Parties shall cause their foreign Subsidiaries to not engage in any business activities other than those in furtherance of the preparation and implementation of the Permitted Reorganization.

10. Negative Covenants. Each Loan Party covenants that:

(a) Indebtedness; Prepayment of Other Indebtedness. Without the express prior written consent of Lender, no Loan Party shall, nor shall any Loan Party permit any Subsidiary to (i) create, incur or assume Indebtedness of any description whatsoever, except for Permitted Indebtedness or (ii) prepay, redeem, purchase, defease or otherwise satisfy in any manner any Indebtedness (including the Johnson Note and any other Indebtedness set forth on Schedule 8(e)(v)), or make any payment in violation of any subordination terms of any Subordinated Indebtedness.

(b) Liens. Except for Permitted Liens, Loan Party shall be the owner of such Collateral free from any Lien, lease, security interest or encumbrance and Loan Party shall defend the Collateral and the proceeds and products thereof against any claim and demand of all persons at any time claiming the same or any interest therein adverse to Lender. Except for Permitted Liens, no Loan Party shall, nor shall any Loan Party permit its Subsidiaries to create, incur, assume or suffer to exist any Lien upon any of its property, assets or revenues, whether now owned or hereafter acquired or sign or file or suffer to exist under the UCC or any similar law or statute of any jurisdiction a financing statement that names any Loan Party or any Subsidiary thereof as debtor; sign or suffer to exist any security agreement authorizing any Person thereunder to file any such financing statement; or assign or otherwise transfer any accounts or other rights to receive income. Except for Permitted Dispositions, it shall not, except as expressly permitted by this Agreement and the other Loan Documents, sell, transfer, lease, mortgage, encumber, grant a security interest in, permit a Lien to attach to or otherwise dispose of the Collateral (in each case, a “Disposition”), or any part thereof or any interest therein, or remove the Collateral from such premises or attempt any such sale, transfer, lease, mortgage, encumbrance, removal or other disposition of the Collateral without the prior written consent of Lender.

(c) Fundamental Changes; Investments. Without the prior written consent of Lender, no Loan Party shall, and no Loan Party shall permit any Subsidiary to (i) change its type of organization, jurisdiction of organization or other legal structure, (ii) consolidate or merge with another person, (iii) acquire the stock of, or all or substantially all of the assets of, any other corporation, person or entity, (iv) make any Investment (including the creation or formation of any Subsidiary that is not in existence as of the Closing Date), other than acquisition of inventory in the normal course of business, (v) discontinue business, dissolve, divide, liquidate, sell, transfer, assign or otherwise dispose of any assets other than in its normal course of business, (vi) preclear or permit any trades in Enjoy’s common stock by Enjoy’s directors, executive officers or any Person who is subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended, (vii) engage in any line of business substantially different from the business conducted by the Loan Parties and their Subsidiaries on the Closing Date or (viii) amend (whether by merger, consolidation or otherwise) or cause to be amended the certificate of incorporation, bylaws, limited liability agreement or equivalent organizational documents of any Loan Party or any Subsidiary of any Loan Party; provided that, notwithstanding the above, Permitted Reorganization shall be permitted in strict compliance with this Agreement.

(d) Restricted Payments. No Loan Party shall, and no Loan Party shall permit any Subsidiary to, declare or make, directly or indirectly, any Restricted Payment, or incur any obligation (contingent or otherwise) to do so, or issue or sell any equity interests or accept any capital contribution except for Restricted Payments made by a Subsidiary of a Loan Party to a Borrower.

(e) Transactions with Affiliates. No Loan Party shall, and no Loan Party shall permit any Subsidiary to enter into, renew, extend or be a party to any transaction of any kind with any Affiliate of any Loan Party, whether or not in the ordinary course of business, other than (i) transactions on fair and reasonable terms substantially as favorable to the Loan Parties or such Subsidiary as would be obtainable by the Loan Parties or such Subsidiary at the time in a comparable arm’s length transaction with a Person other than an Affiliate, (ii) transactions among the Loan Parties, including, without limitation, the Intercompany License and to the extent applicable, any Permitted Reorganization conducted in strict compliance with the terms of this Agreement, (iii)

reasonable and customary employment and compensation arrangements and benefit plans for officers, consultants and other employees of the Loan Parties entered into or maintained in the ordinary course of business, (iv) reasonable and customary fees and expenses paid to directors in the ordinary course of business and (v) Johnson Note, subject to the Subordination Agreement described in Section 4(a); provided that any payment under the arrangements specified in the foregoing clauses (iii) and (iv) shall be permitted only to the extent they constitute a Permitted Use.

(f) Amendment of Material Contracts. No Loan Party shall, and no Loan Party shall permit any Subsidiary to, amend, modify or waive any Loan Parties’ rights under, or otherwise terminate or cancel any Material Contract without the prior written consent of Lender, which Lender may withhold in its sole discretion.

(g) Intellectual Property. Except for any arrangement under the Intercompany License, no Loan Party shall, and no Loan Party shall permit any Subsidiary to (i) sell, assign, lease, license, abandon or permit to lapse, transfer or otherwise dispose of any Intellectual Property, or (ii) disclose any trade secrets, other than pursuant to a written non-disclosure agreement entered into in the ordinary course of business and approved by Lender.

(h) Reorganization. Except for the Bankruptcy Proceeding and Permitted Reorganization conducted in strict compliance with the terms of this Agreement, no Loan Party shall, and no Loan Party shall permit any Subsidiary to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any Loan Party or any of their Subsidiaries.

11. Events of Default and Remedies.

(a) The following shall be events of default (hereinafter referred to as an “Event of Default”) under this Agreement:

(i) failure of any Loan Party or any Subsidiary thereof to pay when due any Indebtedness to Lender or any Affiliate of Lender, including but not limited to all payments of principal, interest or other expenses and amounts due under the Note and the other Loan Documents;

(ii) the occurrence of a default under any other agreement between Lender or any of its Affiliates, on the one hand, and Borrower or any of its Affiliates, on the other;

(iii) failure of any Loan Party to perform any covenant or agreement contained in this Agreement, any other Loan Document or in any other agreement with Lender or any of its Affiliates;

(iv) any representation, warranty, certification or statement of fact made or deemed made by or on behalf of any Loan Party or any of their Affiliates contained herein, in any other Loan Document, or in any document delivered in connection herewith or therewith shall be incorrect or misleading in any material respect when made or deemed made;

(v) the uninsured loss, theft, damage, destruction, sale (except as permitted in this Agreement) or encumbrance of the Collateral, or the making of any levy, seizure or attachment thereon;

(vi) any Loan Party or any Subsidiary thereof shall default in the timely payment or performance of any obligation now or hereafter owed to Lender in connection with any other Indebtedness for borrowed money of any Loan Party to Lender;

(vii) acceleration of the maturity of any Indebtedness of any Loan Party, or the failure to make any payment on, or any event causing the acceleration of or mandatory prepayment of, any Indebtedness owed to persons other than Lender (it being understood that, for purposes of this Section 11(a)(vii) only, all trade account payables in the ordinary course of business shall be excluded from clause (d) of the definition of Indebtedness);

(viii) any impairment of the security interest in the Collateral, including, without limitation, the existence of Liens or security interests in the Collateral in favor of any party other than Lender;

(ix) any filing by or against any Borrower or Guarantor of any voluntary or involuntary petition seeking liquidation, reorganization, arrangement or readjustment of its debts or for any other relief under any state or federal bankruptcy law or under any other act or law pertaining to insolvency or debtor relief, whether state, federal or foreign, now or hereafter existing, or the appointment of a receiver, custodian or trustee of any Borrower or any Guarantor or for all or a substantial part of any Borrower’s property and assets, in each case, to the extent without written approval by Lender in advance (for the avoidance of doubt, the Bankruptcy Proceeding or any Permitted Reorganization conducted in strict accordance with the terms of this Agreement shall not constitute an Event of Default pursuant to this Section 11(a)(ix));

(x) the entry of a judgment or the issuance of a warrant of attachment, execution or similar process against any Loan Party or any of its assets, which shall not be dismissed, discharged or bonded within fifteen (15) days;

(xi) any default, threat of default or termination of the AT&T Contract;

(xii) the failure to provide any relevant budget or financial report to Lender, including without limitation each regular report required by Section 9 above;

(xiii) [reserved];

(xiv) (i) Any provision of any Loan Document, at any time after its execution and delivery, ceases to be in full force and effect; or any Loan Party or any other Person contests in any manner the validity or enforceability of any provision of any Loan Document; or any Loan Party denies that it has any or further liability or obligation under any provision of any Loan Document, or purports to revoke, terminate or rescind any provision of any Loan Document or seeks to avoid, limit or otherwise adversely affect any Lien purported to be created hereunder or under any other Loan Document; or (ii) any Lien purported to be created hereunder or under any other Loan Document shall cease to be, or shall be asserted by any Loan Party or any other Person not to be, a valid and perfected Lien on any Collateral, with the priority required by the applicable Loan Document;

(xv) (i) any Loan Party shall be enjoined, restrained or in any way prevented by the order of any governmental authority from conducting any part of their business; (ii) except for Permitted Reorganization, unless consented to by the Lender in its sole discretion, there shall otherwise be a voluntary suspension of the conduct of business, closure of, disposition of, or a liquidation of any Loan Party (or any Loan Party shall take action in furtherance of the foregoing by vote of its board of directors (or equivalent governing body));

(xvi) the indictment or institution of any legal process or proceeding against any Key Person of any Loan Party, any Loan Party or any Subsidiary thereof, under any federal, state, municipal, and other criminal statute, rule, regulation, order, or other requirement having the force of law for a felony;

(xvii) a Material Adverse Change shall occur;

(xviii) a Change of Control shall occur;

(xix) (i) The subordination provisions of any Subordination Agreement or other documents evidencing or governing any Subordinated Indebtedness (the “Subordination Provisions”) shall, in whole or in part, terminate, cease to be effective or cease to be legally valid, binding and enforceable against any holder of the applicable Subordinated Indebtedness; or (ii) any Loan Party shall, directly or indirectly, disavow or contest in any manner (A) the effectiveness, validity or enforceability of any of the Subordination Provisions, (B) that the Subordination Provisions exist for the benefit of the Lender, or (C) that all payments of principal of or premium and interest on the applicable Subordinated Indebtedness, or realized from the liquidation of any property of any Loan Party, shall be subject to any of the Subordination Provisions.

(b) Upon the occurrence of an Event of Default (except for an Event of Default under Section 11(a)(ix), which acceleration under this clause (b) shall be automatic upon the occurrence of such Event of Default without Lender being required to take any action hereunder), Lender may, at its option, (i) terminate any obligations of Lender under this Agreement or any other Loan Document, (ii) declare all Indebtedness of Borrowers to Lender, whether incurred prior to, contemporaneous with, or subsequent to the date of this Agreement, and whether represented in writing or otherwise, immediately due and payable, (iii) impose the Default Rate on the outstanding principal balance (including any PIK Interest) of, and all accrued interest on, the Loan; and (iv) exercise all of its rights and remedies at law or in equity against Loan Party and any Collateral, including but not limited to injunctive relief of any kind deemed necessary by Lender.

(c) Lender shall have the right to require Loan Parties to assemble any Collateral and make such Collateral available at a location or locations designated by Lender. In the event Lender acquires possession of the Collateral or any portion thereof, as herein before provided, Lender may, in its sole discretion (i) sell the same or any portion thereof, after ten (10) days’ written notice, at public or private sale without the consent of any Loan Party, (ii) declare this Agreement and Lender’s obligations in connection herewith to be terminated and canceled, and (iii) enforce any other remedy that Lender may have under applicable law. Each Loan Party understands and agrees, however, that such means of disposal shall not be exclusive, and that Lender shall have the right to dispose of any Collateral repossessed hereunder by any commercially reasonable means. In addition to its obligations pursuant to Section 14 of this Agreement, each Loan Party agrees to pay reasonable attorneys’ fees and legal expenses incurred by Lender in connection with the repossession and sale of any such Collateral. Lender’s remedies hereunder are cumulative and may be enforced successively or concurrently.

(d) Each Loan Party agrees to deliver to Lender at its request copies of all Accounts or lists of all Account Debtors and Lender may, at any time after the occurrence and continuance of an Event of Default, notify such Account Debtors that the Accounts have been assigned to Lender and the payments shall be made directly to Lender. Upon the request of Lender after the occurrence and continuance of an Event of Default, each Loan Party shall promptly notify any Account Debtors of the assignment of their account to Lender. Lender may in its own name communicate and verify with such Account Debtors without the consent of or prior notice to any Loan Party.

(e) In addition to all other rights and remedies which it may have, Lender shall have all rights and remedies granted to secured parties by the UCC.

(f) The rights and remedies of Lender shall be cumulative, and no failure or delay in exercising any option, right or remedy shall be deemed a waiver thereof or a waiver of any event of default. To the extent allowed by law, each Loan Party hereby waives the right to any hearing that may be held relating to foreclosure or any other such act and the right to any notice that may be required to be given by Lender prior to such hearing. Each Loan Party hereby expressly releases Lender and its agents from any and all liability relating to such foreclosure and any other acts described above. Lender may setoff against all obligations owed by any Loan Party to Lender all monies of any Loan Party held by Lender.

(g) Lender may hold Loan Parties jointly and severally liable for any deficiency in the amounts owed to Lender after sale of the Collateral and application of such sale proceeds to the amounts owed to Lender.

12. Limitation on Lender’s Duty in Respect of Collateral. Beyond the safe custody thereof, Lender shall not have any duty as to any Collateral in its possession or control or in the possession or control of any agent or nominee of it or any income thereon or as to the preservation of rights against prior parties or any other rights pertaining thereto.

13. Lender’s Appointment as Attorney-In-Fact. Each Loan Party hereby irrevocably constitutes and appoints Lender, and any officer or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of such Loan Party and in the name of such Loan Party, from time to time in Lender’s discretion, to carry out the terms of this Agreement. Lender may, for and in the name of such Loan Party, endorse and assign any obligation transferred to Lender by such Loan Party and any check for other medium of payment intended to apply upon such obligation. Lender may complete any blank space and fill in omitted information on any document or paper furnished or provided to Lender by any Loan Party or otherwise.

14. Expenses and Offset. Subject to Section 23(l), each Loan Party agrees to pay on demand all taxes, fees and other out-of-pocket expenses in connection with (a) the preparation, execution, delivery and administration of the Loan Documents and any related documentation, including in connection with any amendment, modification or waiver of any provision of any Loan Document (whether or not the transactions contemplated thereby are consummated, but only to the extent the preparation of any such amendment, modification or waiver was requested by the Borrowers) and (b) the enforcement, defense or any other matter arising out of, or in connection with this Agreement, the Note and other Loan Documents (including any enforcement or defense arising in any bankruptcy proceedings). Such fees, costs and expenses shall include but not be limited to all reasonable fees, costs and expenses incurred in connection with (a) Lender’s attorneys and other advisors, (b) efforts to provide additional Collateral for the Loan, (c) payment or performance of any obligation of Loan Party, (d) collections or obtaining payment of any Account for any Loan Party, (e) repossession and sales of all or any part of the Collateral, (f) the prosecution or defense of any action or proceeding relating in any way to this Agreement, and (g) the care, safekeeping, storage, preparation for sale and delivery of the Collateral. Each Loan Party further agrees to pay all of Lender’s out-of-pocket expenses incurred in the negotiation and documentation of the Loan or otherwise in connection with the Loan, including attorney fees and expenses regardless of whether the Loan is funded.

15. Indemnification.

(a) Subject to Section 23(l), each Loan Party agrees to indemnify and hold harmless Lender and its Affiliates, directors, officers, employees, agents, representatives, attorneys, consultants and advisors (each such Person, an “Indemnitee”) from and against any and all claims, damages, liabilities, obligations, losses, penalties, actions, judgments, suits, costs, disbursements and expenses of any kind or nature (including reasonable fees and disbursements of counsel), which may be imposed on, incurred by or asserted against such Indemnitee in connection with or arising out of any investigation, litigation or proceeding in any manner relating to or arising out of the Loan, act, event or transaction related or attendant to any thereof, or the use or intended use of the proceeds of this Loan, or the operation of Loan Parties’ businesses, except to the extent the same is found in a final, non-appealable judgment by a court of competent jurisdiction to have directly resulted from the Indemnitee’s gross negligence or willful misconduct.

(b) Each Loan Party shall have the obligation to promptly defend against any such investigation, litigation or proceeding or requested remedial action with legal counsel of Lender’s choice. No action taken by legal counsel chosen by the Indemnitee shall vitiate or in any way impair Loan Party’s obligation and duty hereunder to indemnify and hold harmless such Indemnitee.

(c) Each Loan Party agrees that any indemnification or other protection provided to any Indemnitee pursuant to this Agreement or any other Loan Document shall survive payment in full of the Loan.

16. No Duty to Inspect. Neither Lender nor any representative or employee of Lender shall at any time have any duty or obligation to any Loan Party, any of their Subsidiaries, or any other third party to inspect the Collateral, the financial and other business records, or operations of any Loan Party.

17. Termination. No termination of this Agreement shall relieve any Loan Party from any obligation to Lender arising out of Lender’s advances or commitments made prior to the effective date of the termination. Notwithstanding anything else in this Agreement or the other Loan Documents to the contrary, if any payment, or any part thereof, of any of the Obligations is rescinded or must otherwise be restored or returned by any Lender upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of any Loan Party or any Affiliate of Loan Party, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or a trustee or similar officer for any Loan Party, any Affiliate of any Loan Party or any substantial part of their respective property, or otherwise, this Agreement, all rights hereunder and the Liens created hereby shall continue to be effective, or be reinstated, until Lender has been indefeasibly repaid in full for all such payments made.

18. Maximum Interest Rate. Lender and Borrowers intend to conform strictly to applicable usury laws as presently in effect. Accordingly, Borrowers and Lender agree that, notwithstanding anything to the contrary herein or in any agreement executed in connection with or as security for this Agreement, the sum of all consideration that constitutes interest under applicable law (including but not limited to interest, fees and other loan charges) which is contracted for, charged, or received in connection herewith shall under no circumstance, including without limitation any circumstance in which the Obligations has been accelerated or prepaid, exceed the maximum lawful rate of interest permitted by applicable law.

19. No Advisory of Fiduciary Responsibility. In connection with all aspects of each transaction contemplated hereby, the Loan Parties each acknowledge and agree that: (i) the credit facility provided for hereunder and any related arranging or other services in connection therewith (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document) are an arm’s-length commercial transaction between the Loan Parties, on the one hand, and Lender, on the other hand, and each Loan Party is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents (including any amendment, waiver or other modification hereof or thereof); (ii) in connection with the process leading to such transaction, Lender is and has been acting solely as a principal and is not the financial advisor, agent or fiduciary, for the Loan Parties or any of their Affiliates, stockholders, creditors or employees or any other person; (iii) Lender has not assumed and will not assume an advisory, agency or fiduciary responsibility in favor of the Loan Parties with respect to any of the transactions contemplated hereby or the process leading thereto, including with respect to any amendment, waiver or other modification hereof or of any other Loan Document (irrespective of whether Lender has advised or is currently advising any Loan Party or any of its Affiliates on other matters) and Lender has no obligation to any Loan Party or any of its Affiliates with respect to the transactions contemplated hereby; (iv) Lender and its Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Loan Parties and their respective Affiliates, and Lender has no obligation to disclose any of such interests by virtue of any advisory, agency or fiduciary relationship; and (v) Lender has not provided and will not provide any legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby (including any amendment, waiver or other modification hereof or of any other Loan Document) and each of the Loan Parties has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate. Each of the Loan Parties hereby waives and releases, to the fullest extent permitted by law, any claims that it may have against Lender with respect to any breach or alleged breach of agency or fiduciary duty.

20. Confidentiality. Each Loan Party agrees to maintain the confidentiality of this Agreement and the other Loan Documents and the terms hereof and thereof, and agrees that it will not disclose (pursuant to any press release or otherwise) the name of Lender or its Affiliates or this Agreement or the other Loan Documents or the terms hereof or thereof, in each case without the prior written consent of Lender, except that such information may be disclosed (a) to such Loan Party’s directors, officers, employees, attorneys and advisors (it being understood that the persons to whom such disclosure is made will be informed of the confidential nature of such information and instructed to keep such information confidential), (b) to the extent required by applicable laws (including securities law and rules and regulations from the SEC) or regulations or by an subpoena or similar legal process or (c) to the extent such information becomes publicly available other than as a result of a breach of this section.

21. Joint and Several Liability of Borrowers. Notwithstanding anything in this Agreement or any other Loan Document to the contrary, each Borrower hereby accepts joint and several liability hereunder and under the other Loan Documents in consideration of the financial accommodations to be provided by Lender under this Agreement and the other Loan Documents, for the mutual benefit, direct and indirectly, of each Borrower and in consideration for the undertakings of the other Borrowers to accept joint and several liability for the Obligations. Each Borrower, jointly and severally, hereby irrevocably and unconditionally accepts, not merely as surety but also as co-debtor, joint and several liability with the other Borrowers, with respect to the payment and performance of all of the Obligations, it being the intention of the parties hereto that all of the Obligations shall be joint and several obligations of each Borrower without preferences or distinction among them. If and to the extent that any Borrower shall fail to make any payment with respect to any of the Obligations as and when due or to perform any of the Obligations in accordance with the terms thereof, then in each such event the other Borrowers will make such payment with respect to, or perform, such obligation. Subject to the terms and conditions hereof, the obligations of each Borrower under the provisions of this section constitute the absolute and unconditional, full recourse obligations of each of Borrowers enforceable against such person to the full extent of its properties and assets, irrespective of the validity, regularity or enforceability of this Agreement, the other Loan Documents or any other circumstances whatsoever. The provisions of this section are made for the benefit of Lender and its successors and assigns, and may be enforced by them from time to time against any or all of Borrowers as often as occasion therefor may arise and without requirement on the part of Lender or such successor or assigns first to marshal any of its or their claims or to exercise any of its or their rights against any of the other Borrowers or to exhaust such remedies available to it or them against any of the other Borrowers hereunder or to elect any other remedy. The provisions of this section shall remain in effect until all of the Obligations shall have been indefeasibly paid in full or otherwise satisfied.

22. Guaranty.

(a) Guaranty. Each Guarantor (other than those that have delivered a separate Guaranty) hereby agrees that it is jointly and severally liable for, and absolutely and unconditionally and irrevocably guarantees to Lender, the prompt payment when due, whether at stated maturity, upon acceleration or otherwise, and at all times thereafter, of the Obligations and all reasonable costs and expenses including, without limitation, all court costs and reasonable attorneys’ and paralegals’ fees and expenses paid or incurred by Lender in endeavoring to collect all or any part of the Obligations from, or in prosecuting any action against, any Borrower, any Guarantor or any other guarantor of all or any part of the Obligations (such costs and expenses, together with the Obligations, collectively the “Guaranteed Obligations”). Each Guarantor further agrees that the Guaranteed Obligations may be extended or renewed in whole or in part without notice to or further assent from it, and that it remains bound upon its guarantee notwithstanding any such extension or renewal. All terms of this Guaranty apply to and may be enforced by or on behalf of any domestic or foreign branch or Affiliate of Lender that extended any portion of the Guaranteed Obligations.

(b) Guaranty of Payment. This Guaranty is a guaranty of payment and not of collection. Each Guarantor waives any right to require Lender to sue any Borrower, any Guarantor, any other guarantor, or any other Person obligated for all or any part of the Guaranteed Obligations (each, an “Obligated Party”), or otherwise to enforce its payment against any collateral securing all or any part of the Guaranteed Obligations.

(c) No Discharge or Diminishment of Guaranty.

(i) Except as otherwise provided for herein, the obligations of each Guarantor hereunder are unconditional and absolute and not subject to any reduction, limitation, impairment or termination for any reason (other than the payment in full in cash of the Guaranteed Obligations), including: (i) any claim of waiver, release, extension, renewal, settlement, surrender, alteration, or compromise of any of the Guaranteed Obligations, by operation of law or otherwise; (ii) any change in the corporate existence, structure or ownership of any Loan Party or any other guarantor of or other Person liable for any of the Guaranteed Obligations; (iii) any insolvency, bankruptcy, reorganization or other similar proceeding affecting any Obligated Party, or their assets or any resulting release or discharge of any obligation of any Obligated Party; or (iv) the existence of any claim, setoff or other rights which any Guarantor may have at any time against any Obligated Party, Lender, or any other Person, whether in connection herewith or in any unrelated transactions.

(ii) The obligations of each Guarantor hereunder are not subject to any defense or setoff, counterclaim, recoupment, or termination whatsoever by reason of the invalidity, illegality, or unenforceability of any of the Guaranteed Obligations or otherwise, or any provision of applicable law or regulation purporting to prohibit payment by any Obligated Party, of the Guaranteed Obligations or any part thereof.

(iii) Further, the obligations of any Guarantor hereunder are not discharged or impaired or otherwise affected by: (i) the failure of Lender to assert any claim or demand or to enforce any remedy with respect to all or any part of the Guaranteed Obligations; (ii) any waiver or modification of or supplement to any provision of any agreement relating to the Guaranteed Obligations; (iii) any release, non-perfection, or invalidity of any indirect or direct security for the obligations of any Loan Party for all or any part of the Guaranteed Obligations or any obligations of any other guarantor of or other Person liable for any of the Guaranteed Obligations; (iv) any action or failure to act by Lender with respect to any collateral securing any part of the Guaranteed Obligations; or (v) any default, failure or delay, willful or otherwise, in the payment or performance of any of the Guaranteed Obligations, or any other circumstance, act, omission or delay that might in any manner or to any extent vary the risk of such Guarantor or that would otherwise operate as a discharge of any Guarantor as a matter of law or equity (other than the payment in full in cash of the Guaranteed Obligations).

(d) Defenses Waived. To the fullest extent permitted by applicable law, each Guarantor hereby waives any defense based on or arising out of any defense of any Borrower or any Guarantor or the unenforceability of all or any part of the Guaranteed Obligations from any cause, or the cessation from any cause of the liability of any Borrower or any Guarantor, other than the payment in full in cash of the Guaranteed Obligations. Without limiting the generality of the foregoing, each Guarantor irrevocably waives acceptance hereof, presentment, demand, protest and, to the fullest extent permitted by law, any notice not provided for herein, as well as any requirement that at any time any action be taken by any Person against any Obligated Party, or any other Person. Each Guarantor confirms that it is not a surety under any state law and shall not raise any such law as a defense to its obligations hereunder. Lender may, at its election, foreclose on any Collateral held by it by one or more judicial or nonjudicial sales, accept an assignment of any such Collateral in lieu of foreclosure or otherwise act or fail to act with respect to any collateral securing all or a part of the Guaranteed Obligations, compromise or adjust any part of the Guaranteed Obligations, make any other accommodation with any Obligated Party or exercise any other right or remedy available to it against any Obligated Party, without affecting or impairing in any way the liability of such Guarantor under this Guaranty, except to the extent the Guaranteed Obligations have been fully and indefeasibly paid in cash. To the fullest extent permitted by applicable law, each Guarantor waives any defense arising out of any such election even though that election may operate, pursuant to applicable law, to impair or extinguish any right of reimbursement or subrogation or other right or remedy of any Guarantor against any Obligated Party or any security.

(e) Rights of Subrogation. No Guarantor will assert any right, claim or cause of action, including, without limitation, a claim of subrogation, contribution or indemnification that it has against any Obligated Party, or any collateral, until the Loan Parties and the Guarantors have fully performed all their obligations to Lender.

(f) Reinstatement; Stay of Acceleration. If at any time any payment of any portion of the Guaranteed Obligations is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy, or reorganization of any Borrower or otherwise, each Guarantor’s obligations under this Guaranty with respect to that payment shall be reinstated at such time as though the payment had not been made and whether or not Lender is in possession of this Guaranty. If acceleration of the time for payment of any of the Guaranteed Obligations is stayed upon the insolvency, bankruptcy or reorganization of any Borrower, all such amounts otherwise subject to acceleration under the terms of any agreement relating to the Guaranteed Obligations shall nonetheless be payable by the Guarantors forthwith on demand by Lender.

(g) Information. Each Guarantor assumes all responsibility for being and keeping itself informed of the Borrowers’ financial condition and assets, and of all other circumstances bearing upon the risk of nonpayment of the Guaranteed Obligations and the nature, scope and extent of the risks that each Guarantor assumes and incurs under this Guaranty, and agrees that Lender shall not have any duty to advise any Guarantor of information known to it regarding those circumstances or risks.

(h) Termination. Lender may continue to make loans or extend credit to the Borrowers based on this Guaranty until five days after it receives written notice of termination from any Guarantor. Notwithstanding receipt of any such notice, each Guarantor will continue to be liable to Lender for any Guaranteed Obligations created, assumed or committed to prior to the fifteenth day after receipt of the notice, and all subsequent renewals, extensions, modifications and amendments with respect to, or substitutions for, all or any part of that Guaranteed Obligations.

(i) Maximum Liability. The provisions of this Guaranty are severable, and in any action or proceeding involving any state corporate law, or any state, federal or foreign bankruptcy, insolvency, reorganization or other law affecting the rights of creditors generally, if the obligations of any Guarantor under this Guaranty would otherwise be held or determined to be avoidable, invalid or unenforceable on account of the amount of such Guarantor’s liability under this Guaranty, then, notwithstanding any other provision of this Guaranty to the contrary, the amount of such liability shall, without any further action by the Guarantors or Lender, be automatically limited and reduced to the highest amount that is valid and enforceable as determined in such action or proceeding (such highest amount determined hereunder being the relevant Loan Guarantor’s “Maximum Liability”). This Section 22(i) with respect to the Maximum Liability of each Guarantor is intended solely to preserve the rights of Lender to the maximum extent not subject to avoidance under applicable law, and no Guarantor nor any other Person shall have any right or claim under this Section 22(i) with respect to such Maximum Liability, except to the extent necessary so that the obligations of any Guarantor hereunder shall not be rendered voidable under applicable law. Each Guarantor agrees that the Guaranteed Obligations may at any time and from time to time exceed the Maximum Liability of each Guarantor without impairing this Guaranty or affecting the rights and remedies of Lender hereunder, provided that nothing in this sentence shall be construed to increase any Guarantor’s obligations hereunder beyond its Maximum Liability.

(j) Liability Cumulative. The liability of each Loan Party as a Guarantor under this Section 22 is in addition to and shall be cumulative with all liabilities of each Loan Party to Lender under this Agreement and the other Loan Documents to which such Loan Party is a party or in respect of any obligations or liabilities of the other Loan Parties, without any limitation as to amount, unless the instrument or agreement evidencing or creating such other liability specifically provides to the contrary.

23. Miscellaneous.

(a) Lender may treat an Event of Default by Loan Party under this Agreement as a default under all Indebtedness or other obligations owed by Loan Party to Lender. Lender may, at Lender’s option, apply any payments or credits to any particular portion of any Indebtedness of Loan Party to Lender.

(b) Any and all notices, elections or demands permitted or required to be made under this Agreement shall be in writing and shall be delivered personally, via electronic mail or sent by certified mail or nationally recognized courier service (such as Federal Express), to the other party at the address set forth below, or at such other address as may be supplied in writing and of which receipt has been acknowledged in writing. The date of personal delivery or electronic mail or the date of mailing (or delivery to such courier service), as the case may be, shall be the date of such notice, election or demand, and rejection, refusal to accept or inability to deliver because of a changed address of which no notice was sent shall not affect the validity of any notice, election or demand given in accordance with the provisions of this Agreement. For the purposes of this Agreement, the notice addresses for the parties hereto are as follows:

If to Lender:	Asurion, LLC
140 11th Ave. N
Nashville, TN 37203
Attn: Gus Puryear
Email: [***]

with a copy to:	Bass, Berry & Sims PLC
150 Third Avenue South, Suite 2800
Nashville, Tennessee 37201
Attn: F. Mitchell Walker, Jr.
Email: [***]

If to any Borrower:	Enjoy Technology, Inc.
3240 Hillview Avenue
Palo Alto, CA 94304
Attn: Chief Legal Officer
Email: [***]
with a copy to:	Centerview Partners LLC

31 West 52nd Street, 23rd Floor
New York, NY 10019
Attn: Marc Puntus
Email: [***]

(c) This Agreement, including all exhibits and other documents related hereto, contains all the terms of the Loan and the Obligations, and Loan Party has not relied on any oral representations of Lender concerning the terms of the Loan and the other Obligations. Time shall be of the essence hereof. Any delay on the part of Lender in the exercise of any right or remedy shall not operate as a waiver thereof. Notwithstanding any required consents or approval by Lender for the assignment of any Obligations by any Loan Party hereunder, subject to Section 23(l), all covenants and conditions of this Agreement and the other Loan Documents shall apply to and be binding upon the successors and assigns of each Loan Party and shall inure to the benefit of Lender and its successors and assigns.

(d) No amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by any Loan Party therefrom, shall be effective unless in writing signed by the Lender and the Borrowers, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. The rights, remedies, powers and privileges of Lender provided herein and in the other Loan Documents are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

(e) To the extent that any payment by or on behalf of any Loan Party is made to Lender, or Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by Lender in its sole discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any debtor relief law or otherwise, then to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred.

(f) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TENNESSEE AND SHALL CONSTITUTE A SECURITY AGREEMENT WITHIN THE MEANING OF THE UCC. EACH PARTY TO

THIS AGREEMENT CONSENTS TO THE JURISDICTION OF THE COURTS OF THE STATE OF TENNESSEE AND THE UNITED STATES DISTRICT COURT FOR THE MIDDLE DISTRICT OF TENNESSEE, AS WELL AS TO THE JURISDICTION OF ALL COURTS FROM WHICH AN APPEAL MAY BE TAKEN FROM SUCH COURTS, FOR THE PURPOSE OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF ANY OF ITS OBLIGATIONS ARISING UNDER THIS AGREEMENT OR WITH RESPECT TO THE SUBJECT MATTER HEREOF, AND EXPRESSLY WAIVES ANY AND ALL OBJECTIONS IT MAY HAVE AS TO VENUE IN ANY OF SUCH COURTS.

(g) LENDER, EACH BORROWER AND EACH GUARANTOR HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHTS THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (ORAL OR WRITTEN), OR ACTIONS OF LENDER OR LOAN PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR LENDER ENTERING INTO THIS AGREEMENT.

(h) If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby, and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

(i) This Agreement and each other Loan Document may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same instrument. The words “execution,” “signed,” “signature,” and words of like import in this Agreement and the other Loan Documents shall be deemed to include electronic signatures or electronic records (including facsimile and electronic mail), each of which shall be of the same legal effect, validity or enforceability as a manually executed signature.

(j) This Agreement contains all the terms of the Loan, and no Loan Party has relied on any oral representations of Lender concerning the terms of the Loan.

(k) Subject to Section 23(l), this Agreement binds the Borrowers and the Guarantors and their respective representatives, successors and assigns, and inures to the benefit of Lender and its successors and assigns. No Loan Party may assign this Agreement or any rights or obligations under it without the prior written consent of Lender (which may be granted or withheld in Lender’s sole discretion). Subject to Section 23(l), Lender has the right to transfer, assign or grant participation in its obligations, rights, and benefits under this Agreement and the other Loan Documents, without any Borrower’s consent; provided that absent the occurrence and continuance of an Event of Default, Borrowers’ consent shall be required for any sale, assignment or grant of participation to a Person that is (i) a competitor of ENJOY or an Affiliate of such competitor or (ii) an investor or investment fund specializing in distressed debt and a majority of whose investment portfolio consists of distressed debt.

(l) Lender and each of its successors and assignees shall deliver to Borrower, and participants shall (and Lender shall cause participants to) deliver to the Lender granting the participation, on or about the date on which such Lender, successor, assignee or participant becomes a Lender, successor, assignee or participant, as applicable, under this Agreement (and from time to time thereafter upon the reasonable request of Borrower), executed copies of IRS Form W-9 certifying that such Lender, successor, assignee or participant, as applicable, is a United States person within the meaning of Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended, and is exempt from U.S. federal backup withholding tax.

[Signature Pages Follow]

IN WITNESS WHEREOF, Borrowers, Guarantors and Lender have caused their names to be signed by their duly authorized officers as of the day and year first above written.

BORROWERS:	ENJOY TECHNOLOGY, INC.
ENJOY TECHNOLOGY OPERATING CORP.
ENJOY TECHNOLOGY LLC

	By:	/s/ Ron Johnson
	Name:	Ron Johnson
	Title:	Chief Executive Officer

[Signature Page to Senior Secured Credit, Guaranty and Security Agreement]

IN WITNESS WHEREOF, Borrowers and Lender have caused their names to be signed by their duly authorized officers as of the day and year first above written.

LENDER:	ASURION, LLC,
a Delaware limited liability company

	By:	/s/ John Storey
	Name:	John Storey
	Title:	Chief Financial Officer

[Signature Page to Senior Secured Credit, Guaranty and Security Agreement]

Exhibit A

Defined Terms

“Affiliate” means a Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with another Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, firm or corporation whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the introductory clause of this Agreement.

“Anti-Corruption Laws” means the FCPA, the U.K. Bribery Act of 2010, as amended, and all other applicable laws and regulations or ordinances concerning or relating to bribery, money laundering or corruption in any jurisdiction in which any Loan Party or any of its Subsidiaries or Affiliates is located or is doing business.

“Anti-Money Laundering Laws” means the applicable laws or regulations in any jurisdiction in which any Loan Party or any of its Subsidiaries or Affiliates is located or is doing business that relates to money laundering, any predicate crime to money laundering, or any financial record keeping and reporting requirements related thereto.

“Asurion” has the meaning set forth in the introductory clause of this Agreement.

“AT&T Contract” means that certain AT&T Authorized Dealer Agreement effective as of October 1, 2019 by and between Enjoy Technology, Inc. and AT&T Mobility II, LLC, as amended, restated, supplemented or otherwise modified from time to time.

“Bankruptcy Proceeding” means a voluntary chapter 11 proceeding commenced in the United States Bankruptcy Court for the District of Delaware.

“Borrower” and “Borrowers” have the meaning set forth in the introductory clause of this Agreement.

“Borrowers Offices” has the meaning set forth in Section 8(k).

“Business Day” means any day other than a Saturday, Sunday or day on which commercial banks are authorized to close under the laws of the State of Tennessee.

“Change of Control” means an event or series of events by which:

(a) any Person or group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) shall be granted the authority to nominate a majority of the members of the board of directors of Borrower;

(b) a “person” or a “group” (within the meaning of Section 13(d) and 14(d)(2) of the Securities Exchange Act of 1934) becomes the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of more than 20% of the then outstanding voting stock of Enjoy;

(c) any other Loan Party or any Subsidiary of any Loan Party assigns, sells, transfers, licenses, or sublicenses all or substantially all of the assets or Intellectual Property of Enjoy and its Subsidiaries on a consolidated basis;

(d) Enjoy fails at any time to own, either directly or indirectly, one hundred percent (100%) of the equity interests of each other Loan Party, free and clear of all Liens (other than the Liens in favor of Lender);

(e) any Person or two or more Persons acting in concert shall have acquired by contract or otherwise, or shall have entered into a contract or arrangement that, upon consummation thereof, will result in its or their acquisition of the power to exercise, directly or indirectly, a controlling influence over the management or policies of Enjoy, or control over the equity securities of Enjoy entitled to vote for members of the board of directors or equivalent governing body of Enjoy on a fully-diluted basis (and taking into account all such securities that such Person or group has the right to acquire pursuant to any option right) representing thirty-five percent (35.0%) or more of the combined voting power of such securities;

Exhibit A

(f) any “change in control” or similar event as defined in any Organization Document of any Loan Party or in any Material Contract, or any document governing any Indebtedness of any Borrower; or

(g) any Key Person shall for any reason either cease to hold such office or be actively engaged in the day-to-day management of any Loan Party, unless a successor with similar industry experience, reputation and expertise is appointed within thirty (30) days of such cessation and such successor is approved by Lender in its sole discretion.

For purposes of this definition, “control of” any Person shall mean the power, direct or indirect (x) to vote more than 50% of the equity interests having ordinary voting power for the election of directors (or equivalent governing body) of such Person or (y) to direct or cause the direction of the management and policies of such Person by contract or otherwise.

“Citibank Agreement” means that certain Supplier Agreement dated as of May 30, 2018 by and between Enjoy and Citibank, N.A.

“Closing Date” has the meaning set forth in the introductory clause of this Agreement.

“Code” means the Internal Revenue Code of 1986, and the regulations promulgated thereunder, as amended and in effect.

“Collateral” has the meaning set forth in Section 5(a) of this Agreement. For the avoidance of doubt, “Collateral” shall not include any Excluded Asset.

“Control Agreement” means, with respect to any deposit account, securities account, commodity account, securities entitlement or commodity contract, an agreement, in form and substance reasonably satisfactory to Lender, among Lender, the financial institution or other Person at which such account is maintained or with which such entitlement or contract is carried and the Loan Party maintaining such account or owning such entitlement or contract, effective to grant “control” (within the meaning of Articles 8 and 9 under the applicable UCC) over such account to Lender.

“Default Rate” means an interest rate equal to the interest rate otherwise applicable to such portion of the Obligations, plus four percent (4.00%) per annum.

“Disposition” is defined in Section 10(b).

“Enjoy” has the meaning set forth in the introductory clause of this Agreement.

“Enjoy LLC” has the meaning set forth in the introductory clause of this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” means any trade or business (whether or not incorporated) under common control with any Loan Party within the meaning of Section 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 and 4971 of the Code).

“ERISA Event” means (a) a Reportable Event with respect to a Pension Plan; (b) a withdrawal by any Loan Party or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) a complete or partial withdrawal by any Loan Party or any ERISA Affiliate from a Multiemployer Plan or notification that a Multiemployer Plan is in reorganization; (d) the filing of a notice of intent to terminate, the treatment of a plan amendment as a termination of a Pension Plan or a Multiemployer Plan under Sections 4041 or 4041A of ERISA, or the commencement of proceedings by the PBGC to terminate a Pension Plan or Multiemployer Plan; (e) an event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan or Multiemployer Plan; (f) the imposition of any liability under Title IV of ERISA,

Exhibit A

other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon the Loan Party or any ERISA Affiliate; or (g) the determination that any Pension Plan is considered to be an “at-risk” plan or that any Multiemployer Plan is considered to be in “endangered” or “critical” status within the meaning of Sections 430, 431 and 432 of the Code or Sections 303, 304 and 305 of ERISA.

“Excluded Assets” means, collectively, (i) pledges and security interests prohibited by applicable law, rule, regulation or contractual obligation (with respect to any such contractual obligation, only to the extent such restriction is binding on such assets (x) on the Closing Date or (y) on the date of the acquisition thereof and not entered into in contemplation thereof (in each case, except to the extent such prohibition is unenforceable after giving effect to the applicable anti-assignment provisions of Article 9 of the UCC), or which could require governmental (including regulatory) consent, approval, license or authorization to be pledged (unless such consent, approval, license or authorization has been received), or which would result in material adverse tax consequences, (ii) any lease, license or other agreement to the extent that a grant of a security interest therein would violate or invalidate such lease, license or agreement or create a right of termination in favor of any other party thereto (other than a Loan Party or an Affiliate thereof) after giving effect to the applicable anti-assignment provisions of Article 9 of the UCC, (iii) any governmental licenses or state or local licenses, franchises, charters and authorizations, to the extent security interests in such licenses, franchises, charters or authorizations are prohibited or restricted thereby after giving effect to the applicable anti-assignment provisions of Article 9 of the UCC, and (iv) any “intent-to-use” applications for trademark or service mark registrations filed pursuant to Section 1(b) of the Lanham Act, 15 U.S.C. §1051, unless and until an Amendment to Allege Use or a Statement of Use under Section 1(c) or 1(d) of the Lanham Act has been filed.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

“GAAP” has the meaning set forth in Section 1(a) of this Agreement.

“Global Note” means that certain Global Intercompany Note of even date herewith, executed by each Loan Party, including all amendments, restatements, supplements, joinders or other modifications thereto.

“Guaranteed Obligations” has the meaning set forth in Section 22(a).

“Guarantor” means any Person who may as of the Closing Date or hereafter guarantee payment or performance of the whole or any part of the Obligations.

“Guaranty” means the guaranty provisions contained in Section 22 of this Agreement, and each other guaranty agreement executed by any Guarantor hereunder, whereby each Guarantor unconditionally guarantees the payment and performance of all of the Obligations of Borrowers to Lender.

“Indebtedness” means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with GAAP:

(a) all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

(b) the maximum amount of all direct or contingent obligations of such Person arising under letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds and similar instruments;

(c) any obligations of such person incurred in connection with any consignment arrangement, conditional sale, or similar title retention program;

(d) all obligations of such Person to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business and, in each case, not past due for more than ninety (90) days after the date on which such trade account payable was created);

Exhibit A

(e) indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse;

(f) all capital lease and financing lease obligations of such Person (including, for the avoidance of doubt, any leased vehicles and equipment);

(g) all mandatory obligations of such Person to purchase, redeem, retire, defease or otherwise make any payment in respect of any equity interest in such Person or any other Person (including, without limitation, any warrant, right or option to acquire such equity interest, valued, in the case of a redeemable preferred interest, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends); and

(h) all guarantees of such Person in respect of any of the foregoing.

For all purposes hereof, the Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or a joint venturer, unless such Indebtedness is expressly made non-recourse to such Person.

“Indemnitee” has the meaning set forth in Section 15(a).

“Intellectual Property” means all present and future: trade secrets, know-how and other proprietary information; trademarks, trademark applications, internet domain names, service marks, trade dress, trade names, business names, designs, logos, slogans (and all translations, adaptations, derivations and combinations of the foregoing) indicia and other source and/or business identifiers, and all registrations or applications for registrations which have heretofore been or may hereafter be issued thereon throughout the world; copyrights and copyright applications; (including copyrights for computer programs) and all tangible and intangible property embodying the copyrights, unpatented inventions (whether or not patentable); patents and patent applications; industrial design applications and registered industrial designs; license agreements related to any of the foregoing and income, royalties or amounts therefrom; books, records, writings, computer tapes or disks, flow diagrams, specification sheets, computer software, source codes, object codes, executable code, data, databases and other physical manifestations, embodiments or incorporations of any of the foregoing; all other intellectual property; and all common law and other rights throughout the world in and to all of the foregoing.

“Intercompany License” means that certain Intra-Group Licence between Enjoy (UK) Limited and Enjoy Technology, Inc., dated October 19, 2018.

“Investment” means, as to any Person, any direct or indirect acquisition or investment by such Person, whether by means of (a) the purchase or other acquisition of equity interest of another Person, (b) a loan, advance or capital contribution to, guarantee or assumption of debt of, or purchase or other acquisition of any other debt or interest in, another Person, or (c) any acquisition, or (d) any other investment of money or capital in order to obtain a profitable return. For purposes of covenant compliance, the amount of any Investment shall be the amount actually invested, without adjustment for subsequent increases or decreases in the value of such Investment.

“Johnson Note” means that certain Amended and Restated Promissory Note dated as of the date hereof, payable by Enjoy to the order of Ron Johnson, as may be amended, restated or otherwise modified from time to time only as expressly permitted pursuant to this Agreement.

“Key Person” means each of (a) any person serving as Enjoy’s Chief Executive Officer (or similar position) from time to time, (b) any person serving as Enjoy’s Chief Operating Officer (or similar position) from time to time and (c) any person serving as Enjoy’s Chief Legal Officer (or similar position) from time to time.

“Lease” means each lease of real property pursuant to which a Loan Party operates its business, maintains books and records or otherwise conducts its operations.

Exhibit A

“Lien” means (a) any mortgage, deed of trust, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement in the nature of a security interest of any kind or nature whatsoever (including any conditional sale, consignment, capital lease obligations, financing lease obligations, or other title retention agreement, any easement, right of way or other encumbrance on title to real property , and any financing lease having substantially the same economic effect as any of the foregoing), and (b) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

“Loan” has the meaning set forth in the Recitals of this Agreement.

“Loan Party” means each Borrower and each Guarantor, and any other Person who becomes a party to this Agreement and their successors and assigns.

“Loan Document” means this Agreement, the Note, the Guaranty, the Global Note each Subordination Agreement, the Perfection Certificate and any other instrument or agreement now or hereafter executed and delivered in connection herewith, each as amended and in effect from time to time.

“Material Adverse Effect” means (a) a material adverse change in, or a material adverse effect upon, the operations, business, properties, liabilities (actual or contingent), condition (financial or otherwise) or prospects of any Borrower; (b) a material impairment of the ability of any Loan Party to perform its obligations under any Loan Document to which it is a party; or (c) a material impairment of the rights and remedies of the Lender under any Loan Document or a Material Adverse Effect upon the legality, validity, binding effect or enforceability against any Loan Party of any Loan Document to which it is a party. In determining whether any individual event would result in a Material Adverse Effect, notwithstanding that such event in and of itself does not have such effect, a Material Adverse Effect shall be deemed to have occurred if the cumulative effect of such event and all other then-existing events would result in a Material Adverse Effect.

“Material Contracts” means, with respect to any Person, each contract to which such Person is a party that is material to the business, condition (financial or otherwise), operations, performance, properties or prospects of such Person, including, without limitation, any contract or agreement of any Loan Party, the loss of which could reasonably be expected to result in a Material Adverse Effect. For the avoidance of doubt, each of the AT&T Contract, the warehouse and vehicle fleet leases used to service the AT&T Contract, and any other agreement or license used to service the AT&T Contract that cannot be easily and quickly replaced in the ordinary course of business shall constitute a Material Contract for all purposes hereunder and under the other Loan Documents.

“Maturity Date” has the meaning set forth in Section 3 of this Agreement.

“Maximum Liability” has the meaning set forth in Section 22(i).

“Multiemployer Plan” means any employee benefit plan of the type described in Section 4001(a)(3) of ERISA, to which any Loan Party or any ERISA Affiliate makes or is obligated to make contributions, or during the preceding five (5) plan years, has made or been obligated to make contributions.

“Note” means that certain $2,500,000.00 Senior Secured Promissory Note of even date herewith issued by Borrowers to the order of Lender, as such may be amended and/or restated from time to time.

“Obligated Party” has the meaning set forth in Section 22(b).

“Obligations” means all advances to, and debts (including principal, interest, fees, costs, and expenses), liabilities, obligations, covenants, indemnities, and duties of, any Borrower or any Affiliate thereof arising under any Loan Document or otherwise with respect to the Loan thereof, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest, fees, costs, expenses and indemnities that accrue after the commencement by or against any Borrower or any Affiliate thereof of any proceeding under any debtor relief laws naming such Person as the debtor in such proceeding, regardless of whether such interest, fees, costs, expenses and indemnities are allowed claims in such proceeding.

Exhibit A

“Payors” has the meaning set forth in Section 5(e) of this Agreement.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Pension Plan” means any “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA), other than a Multiemployer Plan, that is subject to Title IV of ERISA and is sponsored or maintained by a Loan Party or any ERISA Affiliate or to which such Loan Party or any ERISA Affiliate contributes or has an obligation to contribute, or in the case of a multiple employer or other plan described in Section 4064(a) of ERISA, has made contributions at any time during the immediately preceding five (5) plan years.

“Permitted Disposition” means:

(i) any Disposition of Intellectual Property pursuant to the Intercompany License;

(ii) any Subsidiary of a Borrower may Dispose of assets to a Borrower;

(iii) any Loan Party or any Subsidiary may liquidate cash equivalents into cash; and

(iv) any Disposition made under and in strict accordance with the terms of the Citibank Agreement.

“Permitted Indebtedness” means:

(i) Indebtedness under the Loan Documents;

(ii) Indebtedness existing as of the Closing Date and described on Schedule 8(e)(v), in such amounts that shall not exceed those as of the Closing Date;

(iii) trade accounts payable and accrued expenses incurred in the normal course of business;

(iv) the indorsement of negotiable instruments payable to Loan Party for deposit or collection in the ordinary course of business;

(v) Johnson Note, subject to the Subordination Agreement described in Section 4(a); and

(vi) Indebtedness under cash management agreements, bank overdrafts, returned items or like items incurred in the ordinary course of business that are repaid within three (3) Business Days of becoming due.

“Permitted Liens” are:

(i) the security interests and Liens granted in the Loan Documents

(ii) Liens existing as of the Closing Date and described on Schedule 8(h)(iii);

(iii) Liens imposed by law, such as landlord’s, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, supplier’s, construction or other like Liens;

(iv) easements, rights-of-way, restrictions and other similar encumbrances affecting real property that, in the aggregate, are not substantial in amount, and that do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of the applicable Loan Party operating at such leased location, and any zoning or similar law or right reserved to or vested in any governmental authority to control or regulate the use of any real property that does not materially interfere with the ordinary conduct of the business of Borrowers and their Subsidiaries;

(v) Liens in favor of financial institutions arising in connection with a Loan Party’s (or any of its Subsidiaries’) deposit accounts and/or securities accounts held at such institutions; and

Exhibit A

(vi) any interest or title of a lessor in the property (and the proceeds, accession or products thereof) subject to any leases entered into by Borrowers or their Subsidiaries in the ordinary course of business.

“Permitted Reorganization” means a liquidation, dissolution or consolidation of ENJOY (UK) LIMITED and ENJOY TECHNOLOGY CANADA; provided that (i) after giving effect to such liquidation, dissolution or consolidation, any remaining assets of such Subsidiary shall be transferred to Borrowers and (ii) in the case of consolidation or merger between a foreign Subsidiary and a Borrower, such Borrower shall be the surviving entity.

“Permitted Uses” has the meaning set forth in the Recitals of this Agreement.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, limited partnership, governmental authority or other entity.

“PIK Interest” has the meaning set forth in Section 2(b) of this Agreement.

“Plan” means any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) established by a Loan Party or, with respect to any such plan that is subject to Section 412 of the Code or Title IV of ERISA, any ERISA Affiliate.

“PTO” means the United States Patent and Trademark Office.

“Reportable Event” means any of the events set forth in Section 4043(c) of ERISA.

“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any capital stock or other equity interest of any Person or any of its Subsidiaries, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, defeasance, acquisition, cancellation or termination of any such capital stock or other equity interest, or on account of any return of capital to such Person’s stockholders, partners or members (or the equivalent of any thereof), or any option, warrant or other right to acquire any such dividend or other distribution or payment. Without limiting the foregoing, “Restricted Payments” with respect to any Person shall also include (a) all payments made by such Person with any proceeds of a dissolution or liquidation of such Person, and (b) any repurchase of equity securities of Borrowers deemed to occur upon the withholding of a portion of equity securities that are granted, awarded or paid to a current or former officer, director, employee or consultant (any of the foregoing, a “Grantee”, and such equity, “Incentive Equity”) (i) to pay any taxes (withholding or otherwise) payable by such Grantee in connection with such grant, award or payment (or upon vesting thereof) of such Incentive Equity, or (ii) to pay the exercise price of any stock options of any Grantee, it being understood that any obligations of any Grantee with respect to such taxes or such exercise prices shall be funded by such Grantees in cash or such other manner that does not require the withholding of shares.

“Sanctioned Entity” means (a) a country or territory or a government of a country or territory, (b) an agency of the government of a country or territory, (c) an organization directly or indirectly controlled by a country or territory or its government, or (d) a Person resident in or determined to be resident in a country or territory, in each case of clauses (a) through (d) that is a target of Sanctions, including a target of any country or territory sanctions program administered and enforced by OFAC.

“Sanctioned Person” means, at any time (a) any Person named on the list of Specially Designated Nationals and Blocked Persons maintained by OFAC, OFAC’s consolidated Non-SDN list or any other Sanctions-related list maintained by any governmental authority, (b) a Person or legal entity that is a target of Sanctions, (c) any Person operating, organized or resident in a Sanctioned Entity, or (d) any Person directly or indirectly owned or controlled (individually or in the aggregate) by or acting on behalf of any such Person or Persons described in clauses (a) through (c) above.

“Sanctions” means individually and collectively, respectively, any and all economic sanctions, trade sanctions, financial sanctions, sectoral sanctions, secondary sanctions, trade embargoes anti-terrorism laws and other sanctions laws, regulations or embargoes, including those imposed, administered or enforced from time to

Exhibit A

time by: (a) the United States of America, including those administered by OFAC, the U.S. Department of State, the U.S. Department of Commerce, or through any existing or future executive order, (b) the United Nations Security Council, (c) the European Union or any European Union member state, (d) Her Majesty’s Treasury of the United Kingdom, or (d) any other governmental authority with jurisdiction over any member of any Loan Party or any of their respective Subsidiaries or Affiliates.

“SEC” means the Securities and Exchange Commission.

“Subordinated Indebtedness” means Indebtedness which is expressly subordinated with respect to collateral rights and/or in right of payment to the prior payment in full of the Obligations and which is in form and on terms approved in writing by Lender. For the avoidance of doubt, the Johnson Note shall constitute Subordinated Indebtedness for all purposes hereunder and under each other Loan Document.

“Subordination Agreements” means, collectively, any subordination agreement entered into in connection with Subordinated Indebtedness, as amended from time to time. For the avoidance of doubt, the Subordination Agreement related to the Johnson Note executed on the date hereof shall constitute a Subordination Agreement for all purposes hereunder and under each other Loan Document.

“Subordination Provisions” has the meaning set forth in Section 11(a)(xviii).

“Subsidiary” of a Person means a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the equity interests having ordinary voting power for the election of directors or other governing body are at the time beneficially owned, or the management of which is otherwise controlled, directly, or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” shall refer to a Subsidiary or Subsidiaries of a Loan Party.

“UCC” has the meaning set forth in Section 1(a) of this Agreement.

Exhibit A

Schedules

[Loan Parties to Provide]

Exhibit 10.2

Asurion, LLC 140 11th Ave. N Nashville, TN 37203

June 29, 2022

CONFIDENTIAL

Enjoy Technology, Inc.

3240 Hillview Avenue

Palo Alto, CA 94304

Attn: Chief Legal Officer

Enjoy Technology, Inc.

DIP Facility

Commitment Letter

Ladies and Gentlemen:

You have advised Asurion, LLC (“Asurion”), in its capacity as the lender of the DIP Facility (collectively, the “Commitment Party”, “us” or “we”), that Enjoy Technology, Inc., a Delaware corporation (the “Company”), and certain of its domestic affiliates and subsidiaries are considering filing voluntary petitions for relief (collectively, the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101, et seq. (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware. In connection therewith, you have advised Asurion that you are seeking a secured superpriority priming debtor-in-possession non-amortizing facility in an amount equal to $55,000,000, with $22,500,000 in the aggregate available (in the form of Roll-Up Loans and the Initial New Money DIP Loans) upon entry of the Interim DIP Order (the “DIP Facility”), which shall be used as set forth in the DIP Term Sheet (as defined below). Capitalized terms used herein but not defined shall have the meanings assigned to them in the indicative summary of terms attached hereto as Exhibit A (the “DIP Term Sheet”; the DIP Term Sheet, together with this letter, the “Commitment Letter”).

1. Commitments

In connection with the Chapter 11 Cases, the Commitment Party (in its capacity as an initial lender, the “Initial Lender”) is pleased to advise you of its commitment to provide 100% of the principal amount of the DIP Facility upon the terms set forth in this Commitment Letter and the DIP Term Sheet and subject to the satisfaction of the “Conditions Precedent to Borrowing DIP Loans” (which for the avoidance of doubt includes the Conditions Precedent to the Closing of the DIP Facility) set forth in the DIP Term Sheet. Upon the satisfaction (or waiver) of such conditions, the initial funding of the DIP Facility shall occur.

2. Information

You hereby represent and covenant that to the best of your knowledge, all written information and data prepared by you and delivered after the date hereof, concerning the Borrowers or the Chapter 11 Cases (the “Information”) which is made available in writing to the Commitment Party by any Borrower or any authorized representative of the Borrowers in connection with the transactions contemplated hereby (as subsequently updated or corrected), and (b) any projections (the “Projections”) that will be made available to us by or on behalf of you after the date hereof in connection with the transactions contemplated hereby, in each case, have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time furnished. The accuracy of the foregoing representations and warranties, whether or not cured, shall not be a condition to the obligations of the Commitment Party. In connection with the transactions contemplated hereby, the Commitment Party will be entitled to use and rely primarily on the Information and the Projections without responsibility for independent verification thereof.

3. Fees

As consideration for the commitments and agreements of the Commitment Party hereunder, you agree to pay or cause to be paid the compensation described in this Commitment Letter and in the DIP Term Sheet on the terms and subject to the conditions expressly set forth herein.

4. Conditions

Notwithstanding anything in this Commitment Letter, the DIP Loan Documents or any other letter agreement or other undertaking concerning the financing of the transactions contemplated hereby to the contrary, (a) the commitments of the Initial Lender hereunder to perform the services described herein are subject to the Conditions Precedent to Borrowing DIP Loans and (b) the only conditions (express or implied) to the availability of the DIP Facility on the Closing Date are the Conditions Precedent to Borrowing DIP Loans.

5. Indemnification and Expenses

The Borrowers, jointly and severally, agree (a) to indemnify and hold harmless the Commitment Party and its affiliates and controlling persons and their affiliates and controlling persons and the respective directors, officers, managers, members, employees, partners, advisors, attorneys, agents and other representatives and the successors of each of the foregoing and their respective successors (each, an “Indemnified Party”) from and against any and all losses, claims, damages, liabilities (including, fees and disbursements of counsel (limited as set forth below)) and reasonable out of pocket and documented expenses, joint or several, to which any such Indemnified Party may become subject arising out of, resulting from, or in connection with this Commitment Letter (including the DIP Term Sheet) or any claim, litigation, investigation or proceeding (a “Proceeding”) relating to any of the foregoing, regardless of whether any Indemnified Party is a party hereto or thereto, whether or not such Proceedings are brought by you or your equity holders, affiliates, creditors or any other person, and to reimburse each Indemnified Party within thirty (30) days of written demand (together with reasonable backup summary documentation) for any reasonable and documented out-of-pocket legal fees and expenses of counsel (limited as set forth below) or other reasonable out of pocket fees and expenses incurred in connection with investigating, responding to, or defending any of the foregoing (but limited, in the case of legal fees and expenses, to one counsel to such Indemnified Party taken as a whole and, in the case of a conflict of interest, one additional counsel to the affected Indemnified Parties taken as a whole, and, if reasonably necessary, one local counsel to the Commitment Party in each applicable jurisdiction, in each case, excluding allocated costs of in-house counsel); provided that, the foregoing indemnity will not, as to any Indemnified Party, apply to losses, claims, damages, liabilities or related expenses to the extent they arise from (i) the willful misconduct, bad faith, material breach of this Commitment Letter or gross negligence of such Indemnified Party (or its affiliates and controlling persons and the respective directors, officers, employees, partners, advisors, attorneys, agents and other representatives) (as determined in a final non-appealable judgment of a court of competent jurisdiction) or (ii) any disputes solely among Indemnified Parties other than claims arising out of any act or omission of Borrower or any of your subsidiaries or affiliates, and (b) to reimburse the Commitment Party and its affiliates for all reasonable and documented out-of-pocket expenses (including, but not limited to, due diligence, investigation, consultants’ fees, structuring, transportation, duplication, messenger and travel expenses, and reasonable and documented fees), incurred by such Commitment Party in connection herewith as well as charges and disbursements of both primary counsels to the Commitment Party and, if reasonably necessary, one local counsel to the Commitment Party in each applicable jurisdiction incurred in connection with the DIP Facility and any related documentation (including this Commitment Letter and the DIP Loan Documents) or the administration, amendment, modification or waiver of any of the foregoing) within thirty (30) days of written demand (including summary documentation reasonably supporting such request) (other than with respect to such fees and expenses paid on the Closing Date if it occurs for which written demand including summary documentation reasonably supporting such request is provided within one (1) business day prior to the Closing Date); provided that, such fees and expenses (i) in the case of legal counsel, shall be limited to the reasonable and documented fees and expenses of counsel described in this clause (b) which, in any event, shall exclude allocated costs of in-house counsel and (ii) in the case of any other advisors and consultants, shall be limited solely to advisors and consultants approved by you. None of the Indemnified Parties or you or any of your affiliates or the respective directors, officers, employees, advisors, attorneys and agents of the foregoing shall be liable for any indirect, special, punitive or consequential damages in connection with this Commitment Letter, the DIP Facility or the transactions contemplated hereby; provided that, nothing contained in this sentence shall limit your indemnification and reimbursement obligations to the extent expressly set forth herein or in the DIP Loan Documents.

You shall not be liable for any settlement of any Proceeding (or expenses related thereto) effected without your consent (which consent shall not be unreasonably withheld, conditioned or delayed), but if settled with your written consent, or if there is a final and non-appealable judgment against an Indemnified Party in any such Proceeding, you agree to indemnify and hold harmless each Indemnified Party to the extent and in the manner set forth above. You shall not, without the prior written consent of an Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), effect any settlement of any pending or threatened Proceeding against an Indemnified Party in respect of which indemnity could have been sought hereunder by such Indemnified Party unless (a) such settlement includes an unconditional release of such Indemnified Party in form and substance satisfactory to such Indemnified Party from all liability or claims that are the subject matter of such Proceeding and (b) such settlement does not include any statement as to any admission of fault, culpability, wrongdoing or a failure to act by or on behalf of any Indemnified Party.

In case any Proceeding is instituted involving any Indemnified Party for which indemnification is to be sought hereunder by such Indemnified Party, then such Indemnified Party will promptly notify you of the commencement of any Proceeding; provided, however, that the failure so to notify you will not relieve you from any liability that you may have to such Indemnified Party pursuant to this Section 5.

Notwithstanding anything to the contrary contained herein, upon the execution and effectiveness of the DIP Loan Documents, (a) the relevant provisions of such definitive documentation shall supersede the provisions of the preceding paragraphs and (b) you shall be released from this provision of the Commitment Letter and shall have no further liability or obligation pursuant to this Commitment Letter to reimburse of an Indemnified Party for losses, claims, damages, liabilities, expenses, fees or any such indemnifies obligations or any other expense reimbursement (other than with respect to provisions therein that expressly survive termination).

6. Sharing of Information, Absence of Fiduciary Relationship, Affiliate Activities

You acknowledge and agree that (a) no fiduciary, advisory or agency relationship between you and us is intended to be or has been created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether the Commitment Party or its affiliates have advised or are advising you on other matters, (b) the Commitment Party, on the one hand, and you, on the other hand, have an arms-length business relationship that does not directly or indirectly give rise to, nor do you rely on, any fiduciary duty on the part of the Commitment Party (and you hereby agree not to assert, to the fullest extent permitted by law, any claims that you may have against the Commitment Party and its affiliates with respect to any breach or alleged breach of fiduciary duty and agree that the Commitment Party shall not have any liability (whether direct or indirect) to you in respect of such fiduciary duty claim or to any person asserting a fiduciary duty on behalf of or in right of you, including your equity holders, employees or creditors, in each case in connection with the transactions contemplated hereby), (c) in connection therewith and with the process leading to the Chapter 11 Cases, the Commitment Party and its affiliates (as the case may be) are acting solely as a principal and not as agents or fiduciaries of you, (d) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (e) you have consulted legal and financial advisors to the extent you deemed appropriate and (f) you have been advised that the Commitment Party and its affiliates are engaged in a broad range of transactions that may involve interests that differ from your interests and that they have no obligation to disclose such interests and transactions to you by virtue of any fiduciary, advisory or agency relationship.

7. Confidentiality

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter nor any of their terms shall be disclosed to any other person, except (a) your officers, directors, employees, affiliates, members, partners, stockholders, co-investors, attorneys, accountants, agents and advisors, in each case, on a confidential and “need- to-know” basis, (b) as used for customary accounting purposes, including accounting for deferred accounting costs or as part of projections, pro forma information and a generic disclosure of aggregate sources and uses, in each case, on a confidential and “need-to- know” basis, (c) in any legal, regulatory, judicial or administrative proceeding or as otherwise required by applicable law, rule or regulation or as requested by a governmental authority, including any public filing as may be required under the Securities Exchange Act of 1934 (in which case you agree, to the extent permitted by law, rule or regulation, to inform us promptly thereof), (d) in connection with the exercise of any remedy or enforcement of any right under this Commitment Letter, (e) to the extent any such information becomes publicly available other than by reason of disclosure by you, your subsidiaries or your representatives in violation of this Commitment Letter, (f) to the extent required by the Bankruptcy Court; and (g) with the Commitment Party’s consent. Your obligations under this paragraph shall remain in effect until the date that is two years from the date hereof, regardless of whether the DIP Loan Documents shall have been executed and delivered by the parties hereto.

8. Miscellaneous

This Commitment Letter shall not be assignable by any party hereto without the prior written consent of the other parties hereto (and any purported assignment without such consent shall be null and void), and is intended to be solely for the benefit of the parties hereto and is not intended to and does not confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and the Commitment Party. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile or other electronic transmission (e.g., “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart hereof. The words “execution,” “signed,” “signature,” and words of like import herein shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on the electronic platform DocuSign, digital copies of a signatory’s manual signature, and deliveries or the keeping of records in electronic form, each of which will be of the same legal effect, validity or enforceability as a manually executed signature to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act. This Commitment Letter is the only agreement that has been entered into among us and you with respect to the DIP Facility and set forth the entire understanding of the parties with respect thereto. This Commitment Letter shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York without regard to principles of conflicts of law, to the extent that the same are not mandatorily applicable by statute and would require or permit the application of the law of another jurisdiction. Each of the parties hereto agrees that this Commitment Letter is a binding and enforceable agreement with respect to the subject matter herein, including an agreement to negotiate in good faith the DIP Loan Documents by the parties hereto in a manner consistent with this Commitment Letter and notwithstanding that the funding of the DIP Facility is subject to certain conditions, including the execution and delivery of the DIP Loan Documents. The parties hereto shall proceed with the negotiation in good faith of the DIP Loan Documents for the purpose of executing and delivering the DIP Loan Documents substantially simultaneously with the commencement of the Chapter 11 Cases. Section headings used herein are for convenience of reference only and are not to affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter.

Each of the parties hereto irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any federal court sitting in the Borough of Manhattan in the City of New York or, if that court does not have subject matter jurisdiction, in any stated court located in the City and County of New York and the Bankruptcy Court, and any appellate court from any thereof, over any suit, action or proceeding arising out of or relating to the transactions contemplated hereby, this Commitment Letter or the performance of services hereunder or thereunder or for recognition or enforcement of any judgment and agrees that all claims in respect of any such action or proceeding shall be heard and determined in the aforesaid courts; provided, however, that the Commitment Party shall be entitled to assert jurisdiction over you and your property in any court in which jurisdiction may be held over you or your property, and (b) agrees that a final and non- appealable judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. You and we agree that service of any process, summons, notice or document by registered mail addressed to any of the parties hereto at the applicable addresses above shall be effective service of process for any suit, action or proceeding brought in any such court. You and we hereby irrevocably and unconditionally waive, to the fullest extent you and we may legally and effectively do so, any objection to the laying of venue of any such suit, action or proceeding brought in any court in accordance with clause (a) of the first sentence of this paragraph and any claim that any such suit, action or proceeding has been brought in any inconvenient forum. YOU AND WE HEREBY IRREVOCABLY WAIVE (TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW) TRIAL BY JURY IN ANY SUIT, ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THE DIP FACILITY CONTEMPLATED HEREUNDER, THIS COMMITMENT LETTER OR THE PERFORMANCE OF SERVICES HEREUNDER OR THEREUNDER.

The Commitment Party hereby notifies you that, pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law on October 26, 2001) (as amended, the “PATRIOT Act”), it is required to obtain, verify and record information that identifies Borrower and each DIP Guarantor, which information includes names, addresses, tax identification numbers and other information that will allow the Commitment Party or such DIP Lender to identify Borrower and each DIP Guarantor in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective for the Commitment Party and each DIP Lender.

The fees, indemnification, expense reimbursement, absence of fiduciary duty, jurisdiction, waiver of jury trial, service of process, venue, governing law, and confidentiality provisions contained herein shall remain in full force and effect regardless of whether the DIP Loan Documents shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the commitments hereunder; provided that, your obligations under this Commitment Letter shall automatically terminate and be superseded by the provisions of the DIP Loan Documents upon the execution and effectiveness thereof and you shall automatically be released from all liability in connection therewith at such time. You may terminate the Commitment Party’s commitments hereunder at any time subject to the provisions of the preceding sentence.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter by returning to us executed counterparts of this Commitment Letter not later than 5:00 p.m., New York City time, on June 29, 2022. This offer will automatically expire at such time if we have not received such executed counterparts in accordance with the preceding sentence, unless we shall, in our sole discretion, agree in writing to an extension. Unless we shall, in our sole discretion, agree to an extension, this Commitment Letter and the commitments hereunder shall automatically terminate on the first to occur of (a) the initial borrowing under the DIP Facility does not occur on or before 11:59 p.m., New York City time, on the date that is two (2) calendar days following the Petition Date, (b) the Petition Date has not occurred on or before 11:59 p.m. New York City time on June 30, 2022 and (c) execution and delivery of the DIP Loan Documents with respect to the DIP Facility and initial funding of the DIP Facility.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

We are pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

Asurion, LLC,
as Commitment Party

By:	/s/ John Storey
	Name:	John Storey
	Title:	Senior Vice President and Chief Financial Officer

Accepted and agreed to as of

the date first above written:

ENJOY TECHNOLOGY, INC.

ENJOY TECHNOLOGY OPERATING CORP.

ENJOY TECHNOLOGY LLC

By:	/s/ Ron Johnson
Name:	Ron Johnson
Title:	CEO

EXHIBIT A

ENJOY TECHNOLOGY, INC.

SUPERPRIORITY SECURED

DEBTOR-IN-POSSESSION CREDIT FACILITY TERM SHEET

Summary of Proposed Terms and Conditions

This Summary of Terms and Conditions (this “DIP Term Sheet”) outlines certain terms of the DIP Facility (as defined herein) to be provided by the DIP Lender (as defined herein) subject to the conditions herein and as set forth more fully below. The Loan Parties are not authorized to disclose the terms contained herein to any person other than their professional advisors, who shall agree to maintain its confidentiality.

Borrower:	Enjoy Technology, Inc., a Delaware corporation (“Enjoy”), Enjoy Technology Operating Corp., a Delaware corporation (“Enjoy Operating”), and Enjoy Technology LLC, a Delaware limited liability company (“Enjoy LLC” and together with Enjoy, Enjoy Operating, each a “Borrower” and together the “Borrowers” or “you”), each in their capacity as a debtor and debtor-in-possession in a case (together with the cases of its affiliated debtors and debtors-in-possession, the “Chapter 11 Cases”) to be filed under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). This DIP Term Sheet assumes that the Borrowers and each of the Guarantors (as defined herein) will file voluntary proceedings simultaneously under the Bankruptcy Code in the Bankruptcy Court and will request joint administration of the Chapter 11 Cases (collectively, the “Bankruptcy Cases”).[1]

Guarantors:	Each of Enjoy’s direct or indirect wholly owned US subsidiaries that are not otherwise Borrowers (collectively, the “Guarantors”), in their capacities as debtors and debtors-in-possession in the Chapter 11 Cases, on a joint and several basis (the “Guarantors” and, together with the Borrower, each individually a “Loan Party” and a “Debtor”, and collectively, the “Loan Parties” and the “Debtors”).

DIP Lender:	Asurion, LLC, a Delaware Limited Liability Company will, either directly or through one or more US affiliates (collectively, the “DIP Lender”), finance the DIP Facility (as defined below) and provide the DIP Commitments (as defined herein). The DIP Lender will be identified as the “Stalking Horse Bidder” in the proposed order (the “Bid Procedures Order”) approving the bidding procedures in connection with the proposed sale of the assets identified as the “Acquired Assets” in that certain non-binding letter of intent from the DIP Lender to you dated June 19, 2022 (the “Acquired Assets”).

[1]

Reference is hereby made to that certain Credit Agreement dated as of June 29, 2022 (the “Prepetition Credit Agreement” and, together with all related loan documents, the “Prepetition Loan Documents”), among the Borrowers and Asurion, LLC (in such capacity, the “Prepetition Lender”); the outstanding principal amount and all obligations thereunder, the “Prepetition Obligations”.

Type and Amount of the DIP Facility:

A secured superpriority priming debtor-in-possession non-amortizing facility comprised of: a multi-draw credit facility in an aggregate principal amount of $55.0 million (the “DIP Facility”; the DIP Lender’s commitments under the DIP Facility, the “DIP Commitments”; the loans under the DIP Facility, the “DIP Loans”; the DIP Lender’s claim under the DIP Facility, a “DIP Claim”; and collectively, the “DIP Claims”; and proceeds received by the Borrowers from the DIP Loans, the “DIP Proceeds”).

The DIP Claims shall be pari passu in right of payment and collateral priority, and shall be treated the same in all other respects unless expressly specified herein or in the DIP Loan Documents (as defined below).

Following the Closing Date (as defined below), the DIP Loans may be incurred during the Availability Period (as defined below) and subject to the applicable conditions set forth herein and the limitations set forth under the heading “Availability Period”: (x) upon entry of an interim order of the Bankruptcy Court authorizing and approving the DIP Facility or the use of the Borrowers’ cash collateral, as applicable (the “Interim Order”) and (y) upon entry of a final order of the Bankruptcy Court authorizing and approving the DIP Facility (including the DIP Loans and all documents and lender fees related thereto) (such order to be acceptable in all respects to the DIP Lender, the “Final DIP Order”) and in an aggregate amount not to exceed the DIP Commitments, in each case subject to the other terms and conditions provided herein (each an “Extension of Credit”).

Once repaid, the DIP Loans incurred under the DIP Facility cannot be reborrowed. For the avoidance of doubt, the DIP Commitments will be permanently reduced by the amount of DIP Loans made on the date of each Extension of Credit.

Credit Bidding:	The Interim Order, the Final DIP Order, and the DIP Loan Documents shall provide that, in connection with any sale of any of the Debtors’ assets under section 363 of the Bankruptcy Code or under a plan of reorganization, the DIP Lender shall have the right to credit bid all amounts outstanding under the DIP Facility (including any accrued interest and fees) or the Prepetition Obligations (as applicable), in each case, in accordance with Section 363(k) of the Bankruptcy Code.

Closing Date:	The date of the satisfaction or waiver by the DIP Lender of the relevant “Conditions Precedent to the Closing of the DIP Facility” set forth below (the “Closing Date”).

Availability Period:	Approximately $2.5 million in outstanding Prepetition Obligations (the “Roll-Up Loans”) shall convert into DIP Obligations upon the entry of the Interim Order, and $22.5 million minus the aggregate amount of the Roll-Up Loans (or such lesser amount as is designated by the Borrower in the borrowing notice) (the “Initial New Money DIP Loans”) may be drawn in a single drawing upon entry of the Interim Order, with the remaining balance (i.e., $55.0 million less the Initial New Money DIP Loans and the Roll-Up Loans) available to be drawn in a single new money drawing upon entry of the Final DIP Order if entered up to, but excluding, the DIP Termination Date (as defined below) (such period, the “Availability Period”). The DIP Commitments will expire on the DIP Termination Date. The DIP Commitments shall be permanently reduced on the date of each Extension of Credit by the aggregate principal amount of the DIP Loans made on the date of such Extension of Credit.

Maturity:	All DIP Obligations (as defined herein) will be due and payable in full in cash unless otherwise agreed to by the DIP Lender on the earliest of (i) September 30, 2022, (ii) if the Final DIP Order has not been entered, twenty-one (21) calendar days after the Petition Date, (iii) the acceleration of the DIP Loans and the termination of the DIP Commitments upon the occurrence of an event referred to below under “Termination”, (iv) the effective date of any plan of reorganization, (v) the date the Bankruptcy Court converts any of the Chapter 11 Cases to a case under chapter 7 of the Bankruptcy Code, (vi) the date the Bankruptcy Court dismisses any of the Chapter 11 Cases, (vii) the consummation of the sale of all or substantially all of the Borrowers’ and its subsidiaries assets and (viii) the date an order is entered in any Bankruptcy Case appointing a Chapter 11 trustee or examiner with enlarged powers (any such date, the “DIP Termination Date”). Principal of, and accrued interest on, the DIP Loans and all other amounts owing to the DIP Lender under the DIP Facility shall be payable on the DIP Termination Date (the “Repaid Amount”). In addition, on the DIP Termination Date the Debtors will pay a termination fee equal to 4.0% of the Repaid Amount (the “Termination Fee”).

Budget:	The “Budget” shall consist of a 13-week operating budget setting forth all forecasted receipts and disbursements on a weekly basis for such 13-week period beginning as of the week of the Petition Date, broken down by week, including the anticipated weekly uses of the DIP Proceeds for such period (and draws under the DIP Facility), which shall include, among other things, available cash, cash flow, trade payables and ordinary course expenses, total expenses and capital expenditures, fees and expenses relating to the DIP Facility, fees and expenses related to the Chapter 11 Cases (including professional fees), and working capital and other general corporate needs, which forecast shall be in form and substance satisfactory to the DIP Lender (such Budget shall be supplemented in the manner required pursuant to the “Financial Reporting Requirements” section below).

Use of Proceeds:	The DIP Loans shall be used solely in accordance with the Budget (including Permitted Variances (as defined below)) and the terms and conditions of the DIP Credit Agreement, the Interim Order, and the Final DIP Order, including (but subject to the Budget) to (i) upon the entry of the Interim Order, conversion of the Prepetition Obligations into DIP Obligations, (ii) provide working capital and for other general corporate purposes of the Debtors, (iii) fund the costs of the administration of the Chapter 11 Cases (including professional fees and expenses) and the section 363 sale processes, and (iv) fund interest, fees, and other payments contemplated in respect of the DIP Facility.

Without in any way limiting the foregoing, no DIP Collateral (as defined herein), DIP Proceeds, any portion of the Carve Out (as defined herein) or any other amounts may be used directly or indirectly by any of the Debtors, any official committee appointed in the Chapter 11 Cases (the “Committee”), if any, or any trustee or other estate representative appointed in the Chapter 11 Cases (or any successor case) or any other person or entity (or to pay any professional fees, disbursements, costs or expenses incurred in connection therewith): (a) to seek authorization to obtain liens or security interests that are senior to, or pari passu with, the DIP Liens (as defined below) (except to the extent expressly set forth herein); or (b) to investigate (including by way of examinations or discovery proceedings), prepare, assert, join, commence, support or prosecute any action for any claim, counter-claim, action, proceeding, application, motion, objection, defense, or other contested matter seeking any order, judgment, determination or similar relief against, or adverse to the interests of, in any capacity, against the DIP Lender, the Prepetition Lender and their respective officers, directors, controlling persons, employees, agents, attorneys, affiliates, assigns, or successors of each of the foregoing (all in their capacities as such) (collectively, the “Released Parties”), with respect to any transaction, occurrence, omission, action or other matter (including formal discovery proceedings in anticipation thereof), including, without limitation, (i) any claims or causes of action arising under chapter 5 of the Bankruptcy Code; (ii) any so-called “lender liability” claims and causes of action; (iii) any action with respect to the validity, enforceability, priority and extent of, or asserting any defense, counterclaim, or offset to, the Prepetition Obligations, the DIP Obligations, the DIP Claims or the DIP Liens; (iv) any action seeking to invalidate, modify, set aside, avoid or subordinate, in whole or in part, the DIP Obligations; (v) any action seeking to modify any of the rights, remedies, priorities, privileges, protections and benefits granted to the DIP Lender hereunder or under any of the DIP Loan Documents; or (vi) objecting to, contesting, or interfering with, in any way, the DIP Lender’s enforcement or realization upon any of the DIP Collateral once an Event of Default (as defined herein) has occurred; provided, however, that no more than $50,000 in the aggregate of the DIP Collateral, the Carve Out, cash collateral, proceeds from the borrowings under the DIP Facility or any other amounts, may be used by the Committee, if any, to investigate claims and/or liens of the Prepetition Lender under the Prepetition Loan Documents.

Documentation:	At the Borrowers’ request and with the consent of the DIP Lender, the DIP Facility initially will be provided pursuant to the terms of this DIP Term Sheet and the Interim Order and Final DIP Order. The DIP Facility otherwise will be evidenced by a credit agreement (the “DIP Credit Agreement”) based upon the Prepetition Credit Agreement and otherwise in form and substance satisfactory to the DIP Lender with such modifications as are necessary to reflect the terms set forth in this DIP Term Sheet and the nature of the DIP Facility as a debtor-in-possession facility, including appropriate qualifications to reflect the commencement and continuation of the Chapter 11 Cases, the events leading up to the Chapter 11 Cases, the effect of the bankruptcy, the conditions in the industry in which the Borrowers operate in as existing on the Closing Date and/or the consummation of transactions contemplated by the Debtors’ “first day” pleadings, and to reflect operational matters reasonably acceptable to the DIP Lender and the Debtors and other terms as may be reasonably agreed between DIP Lender and the Debtors, (the “Documentation Principles”), security documents, guarantees and other legal documentation (collectively, together with the DIP Credit Agreement, the “DIP Loan Documents”), which DIP Loan Documents shall be in form and substance consistent with the Documentation Principles, this DIP Term Sheet and otherwise satisfactory to the DIP Lender.

Controlled Accounts:	The Debtors shall maintain all existing deposit accounts (other than excluded accounts to be agreed) and each such deposit account shall remain or become subject to a perfected lien and control pursuant to the terms of the Interim Order and the Final DIP Order or, as may be requested by the DIP Lender, an enforceable control agreement in favor of the DIP Lender (any such account, a “Controlled Account”). The DIP Credit Agreement, the Interim Order (as applicable), and the Final DIP Order shall require the Debtors to maintain the DIP Proceeds in the Controlled Accounts except as permitted to be used in accordance with the Budget and shall prohibit the Debtors from withdrawing funds from the Controlled Accounts after the occurrence and during the continuance of an Event of Default under the DIP Credit Agreement.

Interest:

The DIP Loans will bear interest at a fixed rate per annum equal to 12.00%, accruing monthly, payable in arrears and payable in kind.

Interest shall be calculated on the basis of the actual number of days elapsed in a 360 day year.

Default Interest:	Upon the occurrence of and during the continuance of an Event of Default under the DIP Loan Documents, the DIP Loans and all DIP Obligations will automatically bear interest at an additional 2.00% per annum.

Fees:	A closing fee equal to 2.0% (the “Closing Fee”) on the entire DIP Commitments, which shall be earned upon entry of the Interim Order. The Closing Fee shall be payable in kind on the Closing Date to the DIP Lender.

Voluntary Prepayments:	Voluntary prepayments of the DIP Loans shall be permitted at any time, without premium or penalty; provided that any DIP Obligations that are voluntarily prepaid will be subject to the Termination Fee.

Mandatory Prepayments:	The DIP Credit Agreement will contain customary mandatory prepayment events for financings of this type consistent with the Documentation Principles and others agreed to by the DIP Lender and the Borrowers (“Mandatory Prepayments”), including, without limitation, prepayments from proceeds of (i) insurance and condemnation proceeds, (ii) equity or debt issuances, (iii) extraordinary receipts, (iv) any cash or cash equivalents cash collateralizing any letter of credit that is returned to the Borrower or any Guarantor for its own account and (v) any cash or cash equivalents returned to the Borrower or any Guarantor from rent reserves or security deposits returned to the Borrower or any Guarantor upon the assignment of a lease or otherwise, in each case, received by the Borrower or any of the Guarantors and subject to exceptions to be agreed. Mandatory Prepayments will result in a permanent reduction of the DIP Facility.

Priority and Security under DIP Facility:	All obligations of the Borrower and the Guarantors to the DIP Lender under the DIP Facility, including, without limitation, all principal and accrued interest, premiums (if any), costs, fees and expenses or any other amounts due, or any exposure of each DIP Lender and its affiliates in respect of cash management incurred on behalf of the Borrower or any Guarantor under the DIP Facility (collectively, the “DIP Obligations”), shall be secured by the following liens and security interests (the “DIP Liens”):

(a) subject to the Carve Out and subject only to existing liens that under applicable law, are senior to, and have not been subordinated to, the liens of the DIP Lender under the DIP Loan Documents, but only to the extent that such liens are valid, perfected, enforceable and non-avoidable liens as of the Petition Date or perfected following the Petition Date as permitted by section 546 of the Bankruptcy Code (collectively, the “Permitted Liens”), pursuant to section 364(d)(1) of the Bankruptcy Code, a first priority perfected senior priming lien on, and security interest in substantially all of the assets of the Borrowers and Guarantors, wherever located, that may be subject to a validly perfected security interest in existence on the Petition Date;

(b) subject to the Carve Out, pursuant to section 364(c)(2) of the Bankruptcy Code, a first priority perfected lien on, and security interest in, all present and after acquired property of the Debtors, wherever located, not subject to a lien or security interest on the date of commencement of the Chapter 11 Cases (collectively, the “Unencumbered Property”);

(c) subject to the Carve Out, pursuant to section 364(c)(3) of the Bankruptcy Code, a junior perfected lien on, and security interest in, all present and after-acquired property of the Debtors, wherever located, that is subject to a Permitted Lien on the Petition Date or subject to a Permitted Lien in existence on the Petition Date that is perfected subsequent thereto as permitted by section 546(b) of the Bankruptcy Code; and

(d) subject to the Carve Out, a first priority perfected lien on, and security interest in, all funds on deposit in the Controlled Accounts.

The property referred to in the preceding clauses (a), (b), (c) and (d) is collectively referred to as the “DIP Collateral” and shall include, without limitation, all assets (whether tangible, intangible, personal or mixed) of the Borrower and the Guarantors, whether now owned or hereafter acquired and wherever located, before or after the Petition Date, including, without limitation, all accounts, proceeds of leases, inventory, equipment, equity interests or capital stock in subsidiaries, investment property, instruments, chattel paper, real estate, leasehold interests, contracts, patents, copyrights, trademarks and other general intangibles, the proceeds of all claims or causes of action (including upon entry of the Final DIP Order, avoidance actions and proceeds of avoidance actions under chapter 5 of the Bankruptcy Code) and all products, offspring, profits and proceeds thereof.

The DIP Liens shall be effective and perfected as of the entry of the Interim Order (subject to the occurrence of the Closing Date) and without necessity of the execution, filing or recording of control agreements, financing statements or other agreements. However, the DIP Lender may, in its discretion, require the execution, filing or recording of any or all of the documents described in the preceding sentence.

Notwithstanding the foregoing, the DIP Collateral shall not include (and the DIP Liens shall not extend to) assets scheduled and held by the Debtors in trust (but only for so long as such assets are held in trust).

Superpriority DIP Claims:

All DIP Claims shall be entitled to the benefits of section 364(c)(1) of the Bankruptcy Code, having superpriority over any and all administrative expenses of the kind that are specified in sections 105, 326, 328, 330, 331, 503(b), 506(c), 507(a), 507(b), 546(c), 726, 1114 or any other provisions of the Bankruptcy Code, subject only to the Carve Out.

The DIP Claims will, at all times during the period that the DIP Loans remain outstanding, remain, in right of payment, senior in priority to all other claims or administrative expenses, including any claims allowed pursuant to the obligations under the Prepetition Loan Documents, subject only to the Carve Out.

Carve Out:	“Carve Out” means an amount equal to the sum of the following (A) : (i) all fees required to be paid to the Clerk of the Bankruptcy Court and to the Office of the United States Trustee under 28 U.S.C. § 1930(a) plus interest pursuant to 31 U.S.C. § 3717 (without regard to the notice set forth in clause (iii) below); (ii) all reasonable fees and expenses incurred by a trustee under section 726(b) of the Bankruptcy Code in an aggregate amount not to exceed $50,000 (without regard to the notice set forth in clause (iii) below); and (iii) to the extent allowed by the Bankruptcy Court at any time, whether by interim order, procedural order, final order or otherwise, all accrued and unpaid fees, disbursements, costs and expenses incurred by persons or firms retained by the Debtors pursuant to section 327, 328 or 363 of the Bankruptcy Code (the “Debtor Professionals”) and all accrued unpaid fees, disbursements, costs and expenses incurred by the Committee (if any) pursuant to section 328 and 1103 of the Bankruptcy Code (the “Committee Professionals,” together with the Debtor Professionals, the “Estate Professionals,” and such Estate Professional fees in each case in accordance with the Budget, the “Allowed Professional Fees”) at any time before or on the first business day following delivery by the DIP Lender of a Carve Out Trigger Notice (as defined below), whether allowed by the Bankruptcy Court prior to or after delivery of a Carve Out Trigger Notice; and (iv) Allowed Professional Fees of Estate Professionals in an aggregate amount not to exceed $500,000 incurred after the first business day following delivery by the DIP Lender of a Carve Out Trigger Notice, to the extent allowed at any time, whether by interim order, procedural order, final order, or otherwise (the amounts set forth in this clause (iv), the “Post-Carve Out Trigger Notice Cap”); provided, however, nothing herein shall be construed to impair the ability of any party to object to any fees, expenses, reimbursement or compensation sought by any such professionals or any other person or entity. For purposes of the foregoing, “Carve Out Trigger Notice” shall mean a written notice (which may be delivered by e-mail (or other electronic means)) by the DIP Lender to the Debtors and their counsel, the United States Trustee, and lead counsel to any Committee appointed in the Chapter 11 Cases, which notice may be delivered following the occurrence of an Event of Default, stating that the Post-Carve Out Trigger Notice Cap has been invoked.

For the avoidance of doubt and notwithstanding anything to the contrary herein, the Carve Out shall be senior to all liens and claims securing the DIP Facility, and all other forms of adequate protection, liens, or claims securing the DIP Obligations.

Investigation Rights:	The Committee (to the extent appointed), and any other party in interest with standing, shall have the lesser of (x) sixty (60) calendar days following the date of entry of the Interim Order or (y) two business days prior to the sale hearing approving the sale of the Acquired Assets (the “Investigation Period”) to investigate and commence an adversary proceeding or contested matter, as required by the applicable Federal Rules of Bankruptcy Procedure, and challenge (each, a “Challenge”) the findings, the Debtors’ stipulations, or any other stipulations contained in the Interim Order and the Final DIP Order, including, without limitation, any challenge to the validity, priority or enforceability of the liens securing the obligations under the Prepetition Loan Documents, or to assert any claim or cause of action against the Prepetition Lender arising under or in connection with the Prepetition Loan Documents or the Prepetition Obligations, as the case may be, whether in the nature of a setoff, counterclaim or defense of Prepetition Obligations, or otherwise. The Investigation Period may only be extended with the prior written consent of the Prepetition Lender, or pursuant to an order of the Bankruptcy Court. Except to the extent asserted in an adversary proceeding or contested matter filed during the Investigation Period, upon the expiration of such applicable Investigation Period (to the extent not otherwise waived or barred), (i) any and all Challenges or potential challenges shall be deemed to be forever waived and barred; (ii) all of the agreements, waivers, releases, affirmations, acknowledgements and stipulations contained in the Interim Order and Final DIP Order shall be irrevocably and forever binding on the Debtors, the Committee and all parties-in-interest and any and all successors-in-interest as to any of the foregoing, including any Chapter 7 Trustee, without further action by any party or the Bankruptcy Court; (iii) the Prepetition Obligations shall be deemed to be finally allowed and the Prepetition Liens shall be deemed to constitute valid, binding and enforceable encumbrances, and not subject to avoidance pursuant to the Bankruptcy Code or applicable non-bankruptcy law; and (iv) the Debtors shall be deemed to have released, waived and discharged the Released Parties from any and all claims and causes of action arising out of, based upon or related to, in whole or in part, the Prepetition Obligations. Notwithstanding anything to the contrary herein: (x) if any Challenge is timely commenced, the stipulations contained in the Interim Order and the Final DIP Order shall nonetheless remain binding on all other parties-in-interest and preclusive except to the extent that such stipulations are expressly and successfully challenged in such Challenge; and (y) the Released Parties reserve all of their rights to contest on any grounds any Challenge. For the avoidance of doubt, the Interim Order and the Final DIP Order shall include language that the investigation rights afforded to the Committee will not constitute the Debtors’, the Prepetition Lender’s or DIP Lender’s recognition, consent, or agreement not to object to, the Committee’s standing to assert any claim or cause of action.

Conditions Precedent to the Closing of the DIP Facility:	The DIP Credit Agreement will contain customary conditions precedent to closing mutually acceptable to the Debtors and the DIP Lender, including but not limited to the following conditions precedent, each of which shall be subject to waiver with the consent of the Debtors and the DIP Lender, which conditions precedent apply to any funding of the DIP Facility under this DIP Term Sheet:

•   Subject to the Documentation Principles, all documentation relating to the DIP Facility shall be in form and substance satisfactory to the DIP Lender, and shall have been duly executed and delivered by all parties thereto.

•   All reasonable and documented (in summary form) out-of-pocket fees, costs, disbursements and expenses, accrued and unpaid as of the Closing Date, of (i) the DIP Lender (limited, in the case of counsel, to all reasonable and documented out-of-pocket fees, costs, disbursements and expenses of the DIP Lender’s outside counsel, Gibson, Dunn & Crutcher LLP and Bass, Berry & Sims PLC, and, to the extent necessary, one firm of local counsel engaged by the DIP Lender in connection with the Debtors’ Chapter 11 Cases) and (ii) any other professional advisors retained by the DIP Lender in its reasonable discretion, shall have been paid in full in cash (which payment may be made from DIP Proceeds), in each case to the extent invoices for any such accrued and unpaid amounts are provided to the Debtors no later than two (2) Business Days prior to the Closing Date.

• The DIP Lender shall have received a Budget in form and substance satisfactory to the DIP Lender.

•   All first day motions, including those related to the DIP Facility, filed by the Debtors and related orders entered by the Bankruptcy Court in the Chapter 11 Cases shall be in form and substance reasonably satisfactory to the DIP Lender.

•   Other than the Interim Order and the Final DIP Order, there shall not exist any law, regulation, ruling, judgment, order, injunction or other restraint that prohibits, restricts or imposes a materially adverse condition on the DIP Facility or the exercise by the DIP Lender of its rights as a secured party with respect to the DIP Collateral.

•   Other than, in each case, as a result of the commencement and continuation of the Chapter 11 Cases, the events leading up to the Chapter 11 Cases, the effect of the bankruptcy, the conditions in the industry in which the Borrower operates in as existing on the Closing Date and/or the consummation of transactions contemplated by the Debtors’ “first day” pleadings reviewed by the DIP Lender (collectively, the “Known Events”), since the Petition Date there shall have occurred no event, circumstance or condition which has resulted, or could reasonably be expected to result, in a material adverse change in (i) the business, operations, properties or financial condition of the Debtors and their subsidiaries, collectively, (ii) the legality, validity or enforceability of any DIP Loan Documents, the Interim Order or the Final DIP Order, (iii) the ability of the Borrower or the Guarantors, taken as a whole, to perform their payment obligations under the DIP Loan Documents, (iv) the perfection or priority of the DIP Liens granted pursuant to the DIP Loan Documents, the Interim Order or the Final DIP Order, or (v) the rights and remedies of the DIP Lender under the DIP Loan Documents taken as a whole (any of the foregoing being a “Material Adverse Change”).

•   Other than the Chapter 11 Cases, as stayed upon the commencement of the Chapter 11 Cases, or as disclosed in writing to the DIP Lender prior to the Petition Date on a schedule to the DIP Credit Agreement, there shall exist no action, suit, investigation, litigation or proceeding pending or threatened in writing in any court or before any arbitrator or governmental authority that (i) would reasonably be expected to result in a Material Adverse Change or (ii) restrains, prevents or purports to affect materially adversely the legality, validity or enforceability of the DIP Facility or the consummation of the transactions contemplated thereby.

•   Other than as a result of or in connection with the Chapter 11 Cases, all governmental and third party consents and approvals reasonably necessary to be obtained by the Borrower in connection with the DIP Facility, if any, shall have been obtained (without the imposition of any conditions that are not reasonably acceptable to the DIP Lender) or permitted via the Interim Order or the Final DIP Order, as applicable, and shall remain in effect.

•   Subject to the entry of the Interim Order, the DIP Lender, for its benefit, shall have a valid and perfected lien on and security interest in the DIP Collateral of the Debtors on the basis and with the priority set forth herein.

•   The Debtors seek authorization and use of the DIP Loans on an interim basis, the Bankruptcy Court shall have entered the Interim Order within two (2) calendar days following the Petition Date, in form and substance consistent with the terms and conditions set forth herein and otherwise satisfactory to the DIP Lender, which Interim Order shall include, without limitation, copies of the DIP Facility and the initial Budget as exhibits thereto, entered on notice to such parties as may be satisfactory to the DIP Lender and otherwise required by the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure and the Local Bankruptcy Rules of the Bankruptcy Court, (i) authorizing and approving, on an interim basis, the DIP Facility and the transactions contemplated thereby, including, without limitation, the granting of the superpriority status, security interests and priming liens, and the payment of all fees, referred to herein; (ii) authorizing, on an interim basis, the lifting or modification of the automatic stay to permit the Borrower and the Guarantors to perform their obligations, and the DIP Lender to exercise its rights and remedies, with respect to the DIP Facility; (iii) authorizing, on an interim basis, the use of cash collateral; and (iv) reflecting such other terms and conditions that are mutually satisfactory to the DIP Lender and the Debtors, in their respective discretion, in each case, on the terms and conditions set forth herein; which Interim Order shall be in full force and effect, shall not have been reversed, vacated or stayed and shall not have been amended, supplemented or otherwise modified without the prior written consent of the DIP Lender.

•   Receipt of evidence that the liens on assets securing the secured promissory note entered into among Ron Johnson and the Borrowers on May 11, 2022 as further described in Enjoy’s Form 10-Q filed with the SEC for the quarter ended March 31, 2022 (the “Promissory Note”), have been released, and the subordination agreement entered into by Ron Johnson subordinating in right of payment the Promissory Note to the DIP Obligations shall be in full force and effect.

•   Receipt of customary closing items, including (i) a secretary’s certificate containing customary exhibits, and (ii) UCC-1 financing statements and intellectual property security agreements.

•   DIP Lender shall have completed and be reasonably satisfied with the results of its due diligence investigation of Borrowers and their subsidiaries.

•   Debtors shall have paid all reasonable and documented out-of-pocket fees and expenses required to be paid to the DIP Lender as set forth herein.

Conditions Precedent to Borrowing DIP Loans:

In addition to (and subject to) the satisfaction of the conditions on the Closing Date, the DIP Credit Agreement will contain the following conditions precedent to borrowings on the date of any Extension of Credit, which conditions precedent apply to any funding of the DIP Facility under this DIP Term Sheet:

•   The DIP Lender shall have received a borrowing notice from the Borrower at least one (1) business day prior to the anticipated date of the initial Extension of Credit and at least two (2) business days prior to the anticipated date of the second Extension of Credit.

•   No Default or Event of Default shall have occurred, and shall be continuing, under the DIP Loan Documents immediately prior to the funding of the DIP Loans or would result from such borrowing of the DIP Loans.

•   The representations and warranties of each Borrower and each Guarantor set forth in the DIP Credit Agreement shall be true and correct in all material respects (without duplication of any materiality qualifier) on and as of the Closing Date or on and as of the date of any Extension of Credit thereafter, as applicable, in each case immediately after giving effect to the funding of any DIP Loans and to the application of the proceeds therefrom as though made on and as of such date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all material respects (without duplication of any materiality qualifier) as of such earlier date).

•   The making of the DIP Loans shall not violate any requirement of law and shall not be enjoined temporarily, preliminarily or permanently.

•   The making of the DIP Loans shall be authorized pursuant to the Interim Order or the Final DIP Order, as applicable.

•   Other than the Final DIP Order, there shall not exist any law, regulation, ruling, judgment, order, injunction or other restraint that prohibits or restricts the DIP Facility or the exercise by the DIP Lender of its rights as a secured party with respect to the DIP Collateral.

•   The entry of the Interim Order or Final DIP Order, as the case may be, in form and substance consistent with the terms and conditions set forth herein and otherwise satisfactory to the DIP Lender, which Interim Order or Final DIP Order, as the case may be, shall be in full force and effect, shall not have been reversed, vacated or stayed and shall not have been amended, supplemented or otherwise modified without the prior written consent of the DIP Lender.

•   Other than the Known Events, since the Petition Date, there shall not have been a Material Adverse Change.

•   Other than the Chapter 11 Cases, as stayed upon the commencement of the Chapter 11 Cases, or as disclosed in writing to the DIP Lender prior to the Petition Date on a schedule to the DIP Credit Agreement, there shall exist no action, suit, investigation, litigation or proceeding pending or threatened in writing in any court or before any arbitrator or governmental authority that (i) would reasonably be expected to result in a Material Adverse Change or (ii) restrains, prevents or purports to affect materially adversely the legality, validity or enforceability of the DIP Facility or the consummation of the transactions contemplated thereby.

•   The Loan Parties shall be in compliance with (i) the Interim Order or the Final DIP Order, as the case may be, and (ii) the Budget (subject to Permitted Variances).

•   With respect to the second drawing of DIP Loans, the Bankruptcy Court shall have entered the Final DIP Order within twenty-one (21) calendar days following the Petition Date, in form and substance consistent with the terms and conditions set forth herein and otherwise satisfactory to the DIP Lender, which Final DIP Order shall include, an updated Budget (as necessary) as an exhibit thereto, entered on notice to such parties as may be satisfactory to the DIP Lender and otherwise as required by the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure and the Local Bankruptcy Rules of the Bankruptcy Court, (i) authorizing and approving, on a final basis, the DIP Facility and the transactions contemplated thereby, including, without limitation, the granting of the superpriority status, security interests and priming liens, and the payment of all fees, referred to herein; (ii) authorizing, on a final basis, the lifting or modification of the automatic stay to permit the Borrower and the Guarantors to perform their obligations, and the DIP Lender to exercise its rights and remedies, with respect to the DIP Facility; (iii) authorizing, on a final basis, the use of cash collateral; and (iv) reflecting such other terms and conditions that are mutually satisfactory to the DIP Lender and the Debtors, in their respective discretion, in each case, on the terms and conditions set forth herein; which Final DIP Order shall be in full force and effect, shall not have been reversed, vacated or stayed and shall not have been amended, supplemented or otherwise modified without the prior written consent of the DIP Lender.

Representations and Warranties:

•   The DIP Credit Agreement will contain representations and warranties (which will be applicable to each Debtor and its subsidiaries) consistent with the Documentation Principles and to be made as of (x) the date the Borrower and the Guarantors execute the DIP Loan Documents, (y) the Closing Date (including under this DIP Term Sheet), and (z) the date of any Extension of Credit thereafter, including without limitation the following: representations and warranties regarding valid existence, requisite power, due authorization, no conflict with the Interim Order or the Final DIP Order (as applicable) or applicable law, governmental consent, enforceability of DIP Loan Documents, Budget, accuracy of financial statements and all other non-forward looking information provided, compliance with law, absence of Material Adverse Change, no default under the DIP Loan Documents, taxes, subsidiaries, litigation, labor matters, ERISA, pension and benefit plans, leases and real property, material contracts, bankruptcy matters, environmental, ownership of properties and necessary rights to intellectual property, insurance, inapplicability of Investment Company Act, compliance with OFAC, money laundering, PATRIOT Act and other anti-terrorism laws and anti-corruption laws, continued accuracy of representations and continued effectiveness of the Interim Order or Final DIP Order (as applicable) and each other order of the Bankruptcy Court with respect to the DIP Facility.

Affirmative and Negative Covenants:	The DIP Credit Agreement will contain customary affirmative and negative covenants to be consistent with the Documentation Principles, including without limitation, the following:

•   Deliver to the DIP Lender and its counsels for review and comment, as soon as commercially reasonable, and in any event not less than three (3) Business Days prior to filing (or as soon thereafter as is reasonably practicable under the circumstances), all pleadings, motions and other documents material to the DIP Lender (provided that any of the foregoing relating to the DIP Facility shall be deemed material) to be filed on behalf of the Debtors with the Bankruptcy Court.

•   Promptly deliver in accordance with the Bid Procedures, to the DIP Lender copies of any term sheets, proposals, presentations, amendments to the Asset Purchase Agreement (as defined below) or other documents, from any party, related to (i) the restructuring of the Debtors, or (ii) the sale of assets of one or more of the Debtors. Notwithstanding the foregoing, the Debtors will not provide copies of any term sheets, proposals, presentations, amendments to the Asset Purchase Agreement, bids or other confidential information to the DIP Lender if the DIP Lender is an active bidder or involved in the bidding process as to the relevant Asset(s) at the applicable time.

•   Comply with laws (including without limitation, the Bankruptcy Code, ERISA, environmental laws, OFAC, money laundering laws, PATRIOT Act and other anti-terrorism laws and anti-corruption laws), pay taxes, maintain all necessary licenses and permits and trade names, trademarks, patents, preserve corporate existence, maintain appropriate and adequate insurance coverage and permit inspection of properties, books and records, in each case, subject to materiality qualifiers consistent with the Documentation Principles.

•   Limitations against all transactions with affiliates of the Debtors (other than ordinary course transactions consistent with past practice among or between any Debtors and their respective subsidiaries), including, without limitation, restrictions on payment of any management fees to affiliates.

• Maintain a cash management system as required by the Interim Order and the Final DIP Order.

•   Not make or commit to make payments to critical vendors in respect of prepetition amounts.

•   Use commercially reasonable efforts to facilitate meaningful discussions between the DIP Lender and appropriately senior executives and employees of AT&T with respect to the agreement referred to by the parties hereto as the “AT&T Contract” and its renewal.

• Delivery of the Budget, updated every four weeks (and calculated cumulatively for each 4-week Budget period) and adherence to the Budget, subject to Permitted Variances.

•   (i) Aggregate disbursements shall not exceed the aggregate amount of disbursements in the Budget for the applicable period by more than the Permitted Variance and (ii) actual aggregate cash receipts (excluding DIP Proceeds that may be deemed a receipt) during the applicable period shall not be less than the aggregate amount of such cash receipts in the Budget for such period by more than the Permitted Variances.

•   For purposes hereof, the term “Permitted Variances” will mean, for the first full week period after the Closing Date, to be tested on the third business day of each week following the end of such week period (the “Initial Testing Period”) and for the Applicable Rolling Period (as defined below) after the Initial Testing Period (each such period after the Initial Testing Period, together with the Initial Testing Period, the “Testing Periods”): (i) all favorable variances, and (ii) an unfavorable variance of no more than (x) the Applicable Variance (as defined below) for actual receipts under the AT&T Contract, (y) the Applicable Variance for actual operating disbursements (on an aggregate basis) or (z) 20% for actual professional fee disbursements (on an aggregate basis), in each case as compared to the budgeted receipts and disbursements, respectively, set forth in the Budget with respect to the applicable Testing Period; provided, further, that any disbursements in any Testing Period made from proceeds of favorable variances with respect to receipts in any Testing Period shall not be counted as disbursements for purposes of calculating unfavorable variances; notwithstanding the foregoing, the Carve Out shall be excluded from the determination of Permitted Variances. The Permitted Variances with respect to each Testing Period shall be determined and reported to the DIP Lender not later than 5:00 p.m. Central Time on the third business day of each week immediately following the end of each such Testing Period. Additional variances, if any, from the Budget, and any proposed changes to the Budget, shall be subject to the approval of the DIP Lender. Variances will be reported on a cumulative basis matching the relevant Applicable Rolling Period in a format replicating the Budget and will include explanation of variances (including whether they are permanent or temporal in nature). Variances will be carried over across Applicable Rolling Periods solely to the extent they are permanent in nature. “Applicable Rolling Period” means, (i) for the Initial Testing Period, the most recently completed calendar week, (ii) for the second Testing Period after the Closing Date, the most recently completed two calendar weeks, (iii) for the third Testing Period after the Closing Date, the most recently completed three calendar weeks and (iv) for each Testing Period thereafter, the most recently completed four calendar weeks. “Applicable Variance” means, (i) for the first full week after the Closing Date, 30%, (ii) for the second full week after the Closing Date, 25%, (iii) for the third full week after the Closing Date, 20% and (iv) thereafter, 15%.

•   Consistent with the Documentation Principles and subject to the Budget, not incur or assume any additional debt (including intercompany funding) or contingent obligations in respect of debt, give any guaranties in respect of debt, create any liens, charges or encumbrances or incur additional material lease obligations, in each case, beyond agreed upon limits; not merge or consolidate with any other person, change the nature of business or corporate structure or create or acquire new subsidiaries, in each case, beyond agreed upon limits; not amend its charter or by laws; not sell, lease or otherwise dispose of assets (including, without limitation, in connection with a sale leaseback transaction) outside the ordinary course of business and beyond agreed upon limits; not give a negative pledge on any assets in favor of any person other than the DIP Lender; and not permit to exist any consensual encumbrance on the ability of any subsidiary to pay dividends or other distributions to the Borrower; in each case, subject to customary exceptions or baskets as may be agreed.

•   Other than the DIP Obligations or as otherwise set forth in the Interim Order or the Final DIP Order, not prepay, redeem, purchase, defease, exchange or repurchase any debt or amend or modify any of the terms of any such debt or other similar agreements entered into by any Debtor or its subsidiaries.

•   Not make any loans, advances, capital contributions or acquisitions, form any joint ventures or partnerships or make any other investments in subsidiaries (other than among the Debtors) or any other person, subject to certain exceptions to be agreed.

•   Not make or commit to make any payments in respect of warrants, options, repurchase of stock, dividends or any other distributions (other than among the Debtors, from Debtors to non-Debtor affiliates in the ordinary course, among non-Debtors, and from non-Debtors to Debtors).

•   Not (i) make, commit to make, or permit to be made any bonus payments (including retention and incentive bonuses) to any employees of the Debtors and their subsidiaries in excess of the amounts set forth in the Budget (on an aggregate basis) and (ii) terminate any executive officers or other key employees of the Debtors and their subsidiaries without the DIP Lender’s prior written consent.

•   Not permit any change in ownership or control of any Debtor or any subsidiary or any change in accounting treatment or reporting practices, except as required by GAAP or as permitted or contemplated by the DIP Credit Agreement.

•   Solely after entry of the Interim Order, maintain in Controlled Accounts an amount of unrestricted cash and cash equivalents (tested at the close of business on each Business Day) equal to no less than $7,500,000.

•   Without the prior written consent of the DIP Lender, not make or permit to be made any change to the Interim Order or the Final DIP Order with respect to the DIP Facility.

•   Not permit the Debtors to seek authorization for, and not permit the existence of, any claims other than that of the DIP Lender entitled to a superpriority under section 364(c)(1) of the Bankruptcy Code that is senior or pari passu with the DIP Lender’s section 364(c)(1) claim, except for the Carve Out.

•   The Debtors shall comply with the Milestones (as defined herein).

Financial Reporting Requirements:	The Borrowers shall provide to the DIP Lender (hereinafter the “Financial Reporting Requirements”): (i) monthly operating reports of the Debtors and their subsidiaries, within thirty (30) calendar days of month end, certified by the Debtors’ chief financial officer; (ii) quarterly consolidated financial statements of the Debtors and their subsidiaries within forty-five (45) calendar days of fiscal quarter end, certified by the Borrower’s chief financial officer; (iii) following delivery of the Budget on the Closing Date, by not later than 5:00 p.m. Eastern Time on the third business day of the second full week following the Closing Date and by not later than 5:00 p.m. Eastern Time on the third business day of each week thereafter following the end of each Testing Period, an updated Budget, in each case, in form and substance reasonably satisfactory to the DIP Lender for the subsequent 13 week period consistent with the form of the Budget, and such updated Budget shall become the “Budget” for the purposes of the DIP Facility upon the DIP Lender’s acknowledgement that the proposed updated Budget is substantially in the form of the Budget and in substance satisfactory to the DIP Lender (provided, that, until a new Budget has been approved by the DIP Lender, the most recently approved Budget shall govern); and (iv) beginning on the third business day of the first full week following the Closing Date (by not later than 5:00 p.m. Eastern Time), and on the third business day of each week thereafter following the end of each Testing Period (by not later than 5:00 p.m. Eastern Time), a variance report (the “Variance Report”) setting forth actual cash receipts and disbursements and cash flows of the Debtors for the prior Testing Period and setting forth all the variances, on a line-item and aggregate basis, from the amount set forth for such period as compared to the applicable Budget delivered by the Debtors, in each case, on a weekly and cumulative rolling 2 and 4-week basis (and each such Variance Report shall include explanations for all material variances and shall be certified by the Chief Financial Officer of the Debtors). The Borrowers will promptly provide notice to the DIP Lender of any Material Adverse Change.

All deliveries required pursuant to this section shall be subject to the confidentiality provision to be negotiated in the DIP Credit Agreement.

On each Monday (or, in the event that such day is not a Business Day then on the Business Day immediately following) during the Chapter 11 Cases, the Borrowers’ senior management and professionals shall host a telephonic meeting for the DIP Lender and their professionals at which the Borrower’s senior management and professionals shall provide an update to the DIP Lender (and make themselves available for questions) with respect to the financial and operating performance of the Loan Parties and their estates, including, but not limited to, the Variance Report.

Other Reporting Requirements:	The DIP Credit Agreement will contain other customary reporting requirements for similar debtor-in-possession financings and others determined by the DIP Lender in its reasonable discretion to be appropriate to the transactions contemplated herein, including, without limitation, with respect to material adverse events, events and notices under other material debt instruments, litigation, contingent liabilities, ERISA or environmental events and consistent with the Documentation Principles (collectively with the financial reporting information described above, the “Information”).

Chapter 11 Cases Milestones:

The DIP Credit Agreement will include the following milestones related to the Debtors’ Chapter 11 Cases (the “Milestones”):

•   No later than one calendar day after the Petition Date, the Bankruptcy Court shall have entered the Interim Order.

•   No later than 3 calendar days after the Petition Date, the Debtors shall file with the Bankruptcy Court a motion (the “Bid Procedures Motion”) for approval of bid procedures consistent with the Bid Procedures Order (the “Bid Procedures”) in form and substance acceptable to the DIP Lender and the Debtors. The Bid Procedures will include, among other things, the Termination Fee and the expense reimbursement as described in this Term Sheet.

•   No later than 14 calendar days after the Petition Date, the Debtors shall file with the Bankruptcy Court a stalking horse asset purchase agreement for the Acquired Assets with the DIP Lender consistent with the proposed Bid Procedures (the “Asset Purchase Agreement”), pursuant to which the DIP Lender will agree to credit bid its DIP Loans pursuant to Section 363(k) of the Bankruptcy Code.

•   No later than 17 calendar days after the Petition Date, the Bankruptcy Court shall have entered the Bid Procedures Order;

•   No later than twenty-one (21) calendar days after the Petition Date, the Bankruptcy Court shall have entered the Final DIP Order;

•   No later than forty-five (45) calendar days after the Petition Date, the Bankruptcy Court shall have entered one or more final, non-appealable sale order(s) (which shall be in form and substance reasonably acceptable to the DIP Lender) approving each of the winning bid(s) resulting from the auction (the “Sale Order”); and

• No later than sixty (60) calendar days after the Petition Date, the Asset Sale Effective Date (as defined in the Bid Procedures Order) shall have occurred.

Events of Default:

The DIP Credit Agreement will contain events of default customarily found in loan agreements for similar debtor-in-possession financings and other events of default deemed by the DIP Lender appropriate to the transactions contemplated therein which will be applicable to the Debtors and their subsidiaries (each an “Event of Default”), including, without limitation:

•   failure to make payments when due;

•   noncompliance with covenants (subject to customary cure periods as may be agreed with respect to certain covenants);

•   breaches of representations and warranties in any material respect, in either case, under the DIP Credit Agreement;

•   failure to satisfy or stay execution of judgments in excess of specified amounts;

•   the existence of certain materially adverse employee benefit or environmental liabilities, except for such liabilities as are in existence as of the Closing Date and are set forth on a schedule to the DIP Credit Agreement, and customary ERISA and similar foreign plan events;

•   occurrence of a Material Adverse Change;

•   invalidity of the DIP Loan Documents;

•   change in control;

•   termination of the Asset Purchase Agreement due to a breach thereunder by the Debtors;

•   filing of a plan of reorganization or plan of liquidation by the Debtors that does not propose to indefeasibly repay the DIP Obligations in full in cash on the plan effective date, unless otherwise consented to by the DIP Lender;

•   any of the Debtors shall file a pleading seeking to vacate or modify the Interim Order or the Final DIP Order over the objection of the DIP Lender;

•   entry of an order without the prior written consent of the DIP Lender amending, supplementing or otherwise modifying the Interim Order or the Final DIP Order;

•   reversal, vacatur or stay of the effectiveness of the Interim Order or the Final DIP Order except to the extent reversed within five (5) Business Days;

•   any violation of any material term of the Interim Order or the Final DIP Order by the Debtors;

•   dismissal of the Chapter 11 Case of a Debtor with material assets or conversion of the Chapter 11 Case of a Debtor with material assets to a case under Chapter 7 of the Bankruptcy Code, or any Debtor shall file a motion or other pleading seeking such dismissal or conversion of any Bankruptcy Case;

•   appointment of a Chapter 11 trustee or examiner with enlarged powers, or any Debtor shall file a motion or other pleading seeking such appointment;

•   any sale of all or substantially all assets of the Debtors pursuant to Section 363 of the Bankruptcy Code, unless such sale is conducted in accordance with the Bid Procedures;

•   failure to meet a Milestone, unless extended or waived by the prior written consent of the DIP Lender;

•   granting of relief from the automatic stay in the Chapter 11 Cases to permit foreclosure or enforcement on assets of the Borrower or any Guarantor, in each case, with a fair market value in excess of $50,000;

•   the Debtors’ filing of (or supporting another party in the filing of) a motion seeking entry of, or the entry of an order by the Bankruptcy Court, granting any superpriority claim or lien (except as contemplated herein) which is senior to or pari passu with the DIP Claims;

•   an order shall be entered in any of the Chapter 11 Cases, without the prior written consent of the DIP Lender: (i) to permit any administrative expense or any claim (now existing or hereafter arising of any kind or nature whatsoever) to have administrative priority equal or superior to the DIP Claims (other than the Carve Out) or (ii) granting or permitted grant of a lien that is equal in priority or senior to the DIP Liens (other than the Carve Out);

•   the Debtors’ filing of a motion seeking entry of an order approving any key employee incentive plan, employee retention plan, or comparable plan, without the prior written consent of the DIP Lender;

•   the Debtors shall assert in any pleading filed in any court that the guarantee contained in the DIP Loan Documents is not valid and binding, for any reason, to be in full force and effect, other than pursuant to the terms hereof or thereof;

•   expiration or termination of the period provided by section 1121 of the Bankruptcy Code for the exclusive right to file a plan with respect to a Debtor with material assets unless such expiration or termination was sought by the DIP Lender;

•   cessation of the DIP Liens or the DIP Claims to be valid, perfected and enforceable in all respects;

•   Permitted Variances under the Budget are exceeded for any period of time without consent of or waiver by the DIP Lender;

•   any uninsured judgments are entered with respect to any post-petition non-ordinary course claims against any of the Debtors or any of their respective affiliates in a combined aggregate amount in excess of $50,000 unless stayed;

•   any Debtor asserting any right of subrogation or contribution against any other Debtor until all borrowings under the DIP Facility are paid in full and the commitments are terminated;

•   subject to entry of the Final DIP Order, the allowance of any claim or claims under Section 506(c) of the Bankruptcy Code or otherwise against any DIP Lender;

•   the commencement of a suit or action against any DIP Lender and, as to any suit or action brought by any person other than any Debtor or an officer or employee of any Debtor, the continuation thereof without dismissal for thirty (30) days after service thereof on the DIP Lender, that asserts or seeks by or on behalf of the Debtors, any Committee or any other party in interest in any of the Bankruptcy Cases, a claim or any legal or equitable remedy that would (i) have the effect of subordinating any or all of the DIP Obligations or DIP Liens of the DIP Lender under the DIP Loan Documents to any other claim, or (ii) have a material adverse effect on the rights and remedies of the DIP Lender under any DIP Loan Document or the collectability of all or any portion of the DIP Obligations;

•   the entry of an order in any Bankruptcy Case avoiding or requiring repayment of any portion of the payments made on account of the DIP Obligations owing under the DIP Credit Agreement or the other DIP Loan Documents;

•   an order shall have been entered by the Bankruptcy Court prohibiting, limiting or restricting the right of the DIP Lender to credit bid for any or all of the Debtors’ assets; and

•   the payment of any prepetition claim other than (i) as consented to by the DIP Lender, (ii) as authorized by the Budget, (iii) permitted under the terms of the DIP Credit Agreement or (iv) as authorized by the Bankruptcy Court pursuant to the “first day” or “second day” orders or the Interim Order or the Final DIP Order and reflected in the Budget.

Termination:	Upon the occurrence and during the continuance of an Event of Default, the DIP Lender shall, by written notice to Enjoy, its counsel, the U.S. Trustee and counsel for any statutory committee, terminate the DIP Facility, declare the obligations in respect thereof to be immediately due and payable and, subject to the immediately following paragraph, exercise all rights and remedies under the DIP Loan Documents, the Interim Order, and the Final DIP Order.

Remedies:	The DIP Lender shall have customary remedies upon the occurrence and during the continuance of an Event of Default, including, without limitation, the following:

Without further order from the Bankruptcy Court, and subject to the terms of the Interim Order and the Final DIP Order (including in respect of any required notices), the automatic stay provisions of section 362 of the Bankruptcy Code shall be vacated and modified to the extent necessary to permit the DIP Lender to exercise, upon the occurrence and during the continuance of any Event of Default under their respective DIP Loan Documents, all rights and remedies provided for in the DIP Loan Documents, and to take any or all of the following actions without further order of or application to the Bankruptcy Court (as applicable): (a) immediately terminate the Debtors’ limited use of any cash collateral; (b) cease making any DIP Loans under the DIP Facility to the Debtors; (c) declare all DIP Obligations to be immediately due and payable; (d) freeze monies or balances in the Debtors’ accounts (and, with respect to the DIP Credit Agreement and the DIP Facility, sweep all funds contained in the Controlled Accounts); (e) immediately set-off any and all amounts in accounts maintained by the Debtors with the DIP Lender against the DIP Obligations, or otherwise enforce any and all rights against the DIP Collateral in the possession of any of the applicable DIP Lender, including, without limitation, disposition of the DIP Collateral solely for application towards the DIP Obligations; and (f) take any other actions or exercise any other rights or remedies permitted under the Interim Order and the Final DIP Order, the DIP Loan Documents or applicable law to effect the repayment of the DIP Obligations; provided, however, that the DIP Lender must provide the Debtors with three (3) business days’ written notice (which may be by email) before exercising any enforcement rights or remedies; provided, further, that neither the Debtors, the Committee nor any other party-in-interest shall have the right to contest the enforcement of the remedies set forth in the Interim Order and the Final DIP Order and the DIP Loan Documents on any basis other than an assertion that an Event of Default has not occurred or has been cured within the cure periods expressly set forth in the applicable DIP Loan Documents. The Debtors shall cooperate fully with the DIP Lender in their exercise of rights and remedies, whether against the DIP Collateral or otherwise.

The Debtors shall waive any right to seek relief under the Bankruptcy Code, including under section 105 thereof, to the extent such relief would restrict or impair the rights and remedies of the DIP Lender set forth in the Interim Order and the Final DIP Order and in the DIP Loan Documents.

Marshalling and Waiver of 506(c) and 552(b) Claims:

Effective upon entry of the Interim Order the Prepetition Lender, and effective upon entry of the Final DIP Order, the DIP Lender, in each case shall not be subject to the equitable doctrine of “marshalling” or any similar doctrine with respect to the DIP Collateral and all proceeds shall be received and applied pursuant to the Final DIP Order and the DIP Loan Documents notwithstanding any other agreement or provision to the contrary.

Effective upon entry of the Final DIP Order, the Debtors (on behalf of themselves and their estates) shall waive, and shall not assert in the Chapter 11 Cases or any successor cases, (i) any surcharge claim under sections 105(a) and/or 506(c) of the Bankruptcy Code or otherwise for any costs and expenses incurred in connection with the preservation, protection or enhancement of, or realization by the DIP Lender, upon the DIP Collateral and (ii) the DIP Lender shall be entitled to all of the rights and benefits of section 552(b) of the Bankruptcy Code, and the “equities of the case” exception under section 552(b) of the Bankruptcy Code shall not apply to the DIP Lender with respect to proceeds, product, offspring or profits of any of the DIP Collateral.

Indemnification:	The Debtors shall jointly and severally indemnify and hold harmless the DIP Lender and each of its affiliates and each of their respective officers, directors, employees, controlling persons, agents, advisors, attorneys and representatives of each (each, an “Indemnified Party”) from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, fees and disbursements of counsel), joint or several, that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or relating to any investigation, litigation or proceeding or the preparation of any defense with respect thereto, arising out of or in connection with or relating to the DIP Facility, the DIP Loan Documents or the transactions contemplated thereby, or any use made or proposed to be made with the DIP Proceeds, whether or not such investigation, litigation or proceeding is brought by any Debtor or any of its subsidiaries, any shareholders or creditors of the foregoing, an Indemnified Party or any other person, or an Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby or under the DIP Loan Documents are consummated, except, with respect to any Indemnified Party, to the extent such claim, damage, loss, liability or expense is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted solely from such Indemnified Party’s gross negligence or willful misconduct or any of such Indemnified Party’s affiliates or their respective principals, directors, officers, employees, representatives, agents, attorneys or third party advisors. No Indemnified Party shall have any liability (whether direct or indirect, in contract, tort or otherwise) to any Debtor or any of its subsidiaries or any shareholders or creditors of the foregoing for or in connection with the transactions contemplated hereby, except, with respect to any Indemnified Party, to the extent such liability is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted solely from such Indemnified Party’s gross negligence or willful misconduct or any of such Indemnified Party’s affiliates or their respective principals, directors, officers, employees, representatives, agents, attorneys or third party advisors. In no event, however, shall any Indemnified Party be liable on any theory of liability for any special, indirect, consequential or punitive damages.

Expenses:	The Borrowers and each Guarantor shall jointly and severally pay (i) (x) all reasonable and documented (in summary form) out-of-pocket fees, costs, disbursements and expenses of the DIP Lender (including, but limited in the case of counsel, to all reasonable and documented (in summary form) out-of-pocket fees, costs, disbursements and expenses of the DIP Lender’s counsels, GDC and BBS, and, to the extent necessary, one firm of local counsel engaged by the DIP Lender in connection with the Debtors’ Chapter 11 Cases, and any successor counsel to each), in each case in connection with the negotiations, preparation, execution and delivery of the DIP Loan

Documents and the funding of all DIP Loans under the DIP Facility, including, without limitation, all due diligence, transportation, computer, duplication, messenger, audit, insurance, appraisal, valuation and consultant costs and expenses, and all search, filing and recording fees, incurred or sustained by the DIP Lender and its counsels and professional advisors in connection with the DIP Facility, the DIP Loan Documents or the transactions contemplated thereby, the administration of the DIP Facility and any amendment or waiver of any provision of the DIP Loan Documents, and (ii) without duplication, all reasonable and documented (in summary form) out-of-pocket fees, costs, disbursements and expenses of the DIP Lender (including, but limited in the case of counsels, to all reasonable and documented (in summary form) out-of-pocket fees, costs, disbursements and expenses of GDC and BBS (and any successor counsel) as outside counsels to the DIP Lender (and any successor counsel), and, to the extent necessary, one firm of local counsel engaged by the DIP Lender in each relevant jurisdiction, and any successor counsel to such primary counsel and local counsel, in each case in connection with (A) the enforcement of any rights and remedies under the DIP Loan Documents, (B) the Chapter 11 Cases, including attendance at all hearings in respect of the Chapter 11 Cases; and (C) defending and prosecuting any actions or proceedings arising out of or relating to the the DIP Obligations, the Liens securing the DIP Obligations, or any transaction related to or arising in connection with the the DIP Credit Agreement or the other DIP Loan Documents.

Assignments and Participations:	No consent of the Borrowers shall be required for any assignments to a US subsidiary of the DIP Lender.

Miscellaneous:	The DIP Credit Agreement will include standard yield protection provisions (including, without limitation, provisions relating to compliance with risk-based capital guidelines, increased costs, payments free and clear of withholding taxes and customary EU bail-in provisions).

Governing Law:	Except as governed by the Bankruptcy Code, the law of the State of New York.

Counsels to the DIP Lender:	Gibson, Dunn & Crutcher LLP and Bass, Berry & Sims PLC

Local Counsel to the DIP Lender:	Pachulski Stang Ziehl & Jones LLP

Counsel to the Debtors:	Cooley LLP

Local Counsel to the Debtors:	Richards, Layton & Finger PA